NI 43-101 TECHNICAL REPORT ON THE

NEW PASS PROPERTY

CHURCHILL COUNTY, NEVADA

April 12, 2006
with additions made to the S. Arentz III portion
by S. Arentz III
October 18, 2006

For

BONAVENTURE ENTERPRISES INC.
P. O. Box 4
595 Howe Street, Suite 303
Vancouver, BC V6C2T5

And

WHITE KNIGHT RESOURCES, LTD.
922 – 510 West Hastings Street
Vancouver, B.C V6B 1L8

By

Paul A Pelke	Sam S. Arentz III
California Registered Geologist, No. 4150	Nevada Registered P. E. # 07232
3033 Cashill Blvd.	7350 Island Queen Drive
Reno, Nevada 89509	Sparks, NV 89436

LIST OF FIGURES

FIGURE 1: Location Map
FIGURE 2: Claim Map
FIGURE 3: Regional Geology
FIGURE 4: Property Geology
FIGURE 5: Drill Location Map

FIGURE 6: Typical Drill Cross Sections

LIST OF APPENDICES

APPENDIX I: LIST OF CLAIMS
APPENDIX II: ASSAY RESULTS FROM NEW PASS PROPERTY
APPENDIX III: CROSS SECTION DRILL HOLE AND RESOURCE SUMMARIES
APPENDIX IV: LONGITUDINAL CROSS SECTION SUMMARY OF RESOURCE

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          1.0 SUMMARY

          This report is a summary of the New Pass Project and was prepared at the request of Richard Kern, Vice President of Bonaventure Enterprises Inc. and John Leask President of White Knight Resources, Ltd. as a technical report in support of the current status of the property. The New Pass Property is located in eastern Churchill County, Nevada approximately 190 kilometers east of Reno, Nevada. The Property is comprised of a total of 107 unpatented mining claims located on the western flank of the New Pass Range. Bonaventure Enterprises Inc. has acquired the right to earn an interest in the property from Consolidated Odyssey Explorations subject to a joint venture agreement with White Knight Resources, Ltd.

          No known historical production, shafts, adits or prospect pits or other exploration work had been completed on the property prior to 1980. At that time, using stream sediment data developed by the NURE program, an arsenic stream sediment anomaly along the western side of the New Pass Range was investigated which led to the discovery of a large, outcropping jasperoid deposit. Surface samples of the jasperoid reportedly had an average assay value of 0.02 ounces per ton Au for the exposed mineralization. Since that time, the companies involved in the project have spent in total over US $ 1,700,000 exploring the property.

          Geological work done to date has shown that a thick section of Upper Paleozoic and Mesozoic sedimentary rocks, primarily calcareous rocks, dominate the New Pass Range. On the subject property, these rocks are separated from a Tertiary age volcanic sequence to the west by a major range bounding structural zone. This zone has also served as a locus for a large hydrothermal system, with the jasperoid having been deposited within this structural zone.

          The hydrothermally – altered rocks extend for at least 2.5 miles along the range front fault, and for about 0.5 miles eastward into the New Pass Range. The western extent of the mineralized and altered area is buried beneath pediment alluvial cover. Felsic intrusive bodies, mainly dikes, crop out on the property. With the extensive mineralization and alteration on the property and the felsic intrusives, it is possible that an intrusive lies at depth.

          During Paul Pelke’s 2000 visit to the New Pass property a total of 9 samples (Nos.198859 through 1988198867) were taken from various locations on the property by the Mr. Pelke. Two of the samples returned greater than 1 ppm gold and elevated concentrations of pathfinder elements.

          Drilling completed by predecessor companies and the JV have as of this date and using the CIM Definition Standards and the criteria set out in this report, established a mineral resource of the New Pass exploration project in Churchill County, Nevada, characterized as an Inferred Mineral Resource of:

11,500,000 short tons	0.0226 Au opt	0.2214 Ag opt	0.0262 AuEq opt

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This is equivalent to approximately 300,000 ounces of in-place inferred gold resources.

Through two deep holes an additional deep inferred mineral resource has been identified. That inferred resource amounts to:

800,000 short tons	0.015 Au opt	0.1806 Ag opt	0.0180 AuEq opt

No attempt has been made to separate oxide from sulfide resources and assay data represents total gold. The following details the methodology used by Mr. Arentz in his study:

1.	That the cutoff grade shall be 0.01 AuEq opt (equivalent gold expressed in troy ounces per short ton).

2.

That isolated intercepts of 5 feet with cutoff grades above 0.01 AuEq opt may be ignored unless the combined weighted average grade of that interval and any two adjacent intervals is greater than 0.01 AuEq opt.

3.

Where data is missing for alternating intervals that were assayed, the missing data shall reflect the values of the lower of the two adjacent values. Where multiple adjacent intervals are missing data, each missing interval was assigned a zero value.

4.

That drill holes shown in cross section shall be interpreted as being centered and on-line with the other drill holes in said cross section except those holes drilled perpendicular to the section. Those holes designated for inclusion into each cross section were determined by Bonaventure personnel.

5.	That the vertical and horizontal extent of any drill hole or drill holes is limited by the following:

	a.	Half the distance to the next drill hole or combinations of drill holes.

b.

Intercepts less than 20 feet in thickness shall not extend more than 75 feet in any direction from the drill hole and may not influence the adjacent cross section if drill holes influence that section.

c.

Intercepts greater than 20 feet in thickness shall not extend more than 150 feet in any direction from the drill hole and may not influence the adjacent cross section if drill holes influence that section.

	d.	That the average grade of the intercept shall be construed as pertaining to the entire area of influence as described in 5 abc above.

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6.

The relevant drill hole intercepts, thicknesses and grades were used to calculate a weighted average grade of gold and silver, thickness and length for sections 100 feet apart. The total tonnage of each section was determined using 13 cubic feet per a short ton. A gold and silver ratio of 60 to 1 was used to determine gold equivalency for silver.

The overlying Tertiary volcanics to the west of range bounding fault were considered to be post-mineralization by the companies working on the project. Consequently, the volcanics were never sampled, save for 2 drill holes sampled in 1992 which returned highly anomalous Au intervals. Also, the underlying altered rocks, primarily de-calcified limestones also have not been extensively targeted for sampling. In addition, favorable north easterly trending faults which can be projected under the pediment have been mapped north and south of the main jasperoid body. Coincident geochemical anomalies for Au-Ag-As-Sb-Hg-Mo have been recognized along these structures.

          Extensive geochemical surveys have been completed on the property by previous workers. These surveys primarily were factor analysis on rock chip and drill chip samples. While substantial geochemical analyses were completed, as far as can be determined from the available data, no geophysical surveys were completed on the New Pass Property

          The gold mineralization associated with the jasperoid at New Pass has not been sufficiently defined or investigated within the known area of alteration, especially in the Tertiary volcanics and in the underlying de-calcified limestones.

          A drilling program was completed in 2005 as well as the assembly and recompilation of the existing data into a modern digital data base, which will allow the re-plotting and reinterpretation of the previous work. Detailed geological mapping and several geophysical surveys will be conducted in the future including, an Air Magnetometer, an Induced Polarization – Resistivity and a Gravity survey.

          2.0 INTRODUCTION AND TERMS OF REFERENCE

          In October, 2004, at the request of Basil Pantages, President of Consolidated Odyssey Explorations, Inc. (“Odyssey”), and John Leask President of White Knight Resources, Ltd. Paul Pelke prepared a technical evaluation report under the guidelines of National Instrument 43-101 on the New Pass Property located in eastern Churchill County, Nevada (Figures 1 & 2). The Technical report was to be submitted to the TSX Venture Exchange in support of Odyssey entering into a joint venture agreement with White Knight Resources on the New Pass Property.

          Sam Arentz was engaged by Bonaventure Enterprises, Inc. on February 9, 2006, to prepare a summary of the gold and silver resources as developed through drill hole data, geologic cross sections developed by Bonaventure from drill hole data, and assays

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of samples taken from said drill holes. All data was provided by Richard Kern of Bonaventure wherein Sam Arentz was provided the opportunity to review the original files, check with drillers, assayers, and field inspect the site. Mr. Arentz was to prepare a reasonable evaluation of the extent of the resource, characterize the resource, and identify the particulars regarding gold, silver, equivalent gold, thickness, and tonnage for each block of resource. There are no breakdowns of oxide versus sulfide resource and it will be characterized as total gold or gold equivalent. No portion of the original resource study outlined in the existing NI 43-101 was used in this analysis; however, the data base for that study may have formed a portion of the data base used in this analysis. On April 7, 2006, Paul Pelke and Sam Arentz were requested to restate the NI 43-101. On October 10, 2006 Sam Arentz made minor additions to his section of the report, none of which change any of the results or conclusions written in April.

          Outside sources of information used in the completion of this report consist mainly of company reports on the New Pass Project. Several consultants’ reports were also available. All of this data was examined at the White Knight Resources office in Reno, Nevada, by Paul Pelke and at the Bonaventure Enterprises office in Reno, NV, by Sam Arentz. Recently developed digital data of all drill hole assays was made available. No historical data was available in Mackay School of Mines files and the University of Nevada, Reno, since the area was discovered only in 1980. The only public domain information relevant to the New Pass Project are various general regional geological resumes.

Specifically, Mr. Pelke prepared Sections 4-13, 15, 18-20 and jointly authored Sections 1-3, 14, 16, and 21 with Mr. Arentz. Mr. Arentz is responsible for Section 17.

          Paul Pelke conducted a field visit to the New Pass Property on October 12, 2004, for the purpose of examining the project site, collecting geological samples, assessing the geology and assessing the styles of mineralization and alteration on the property. A total of 9 surface samples were taken, mainly from the main jasperoid, and submitted to BSI Inspectorate for analysis. Sample descriptions and the analytical results are presented in Appendix II, and discussed in Section 9, Section 12, Section 13 and Section 14.

A site visit by Sam Arentz was completed on May 16th, 2006.

          3.0 RELIANCE ON OTHER EXPERTS

          Paul Pelke reviewed and analyzed the data held by White Knight Resources in its Reno, Nevada office. This data consisted of a series of internal and consultant’s reports containing information on the geology, mineralization, metallurgy and exploration activities. The reports were completed by NICOR Minerals, Westmont Mining, Consolidated Ramrod Gold / Quest and White Knight Gold (U.S.), Inc. The principal reports used are referenced in Section 21. Other information consisting of drill logs, various mylar, vellum and paper maps and some computer generated plots were also examined and some of that in formation is also used in the preparation of this report.

          Specifically the mineralization cross sections used in Figure 6 were computer generated using Interdex software but no digital data of any kind was to be found in the

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files. Hard copies of two of the cross sections were scanned and redrafted. The colored histograms on the drill holes have been included, although the meaning of the color coding is not known, nor is the scale of the individual bars known (i.e., are they linear, logarithmic?). These cross sections were included only to demonstrate the geometry of the known mineralization, rather than to imply anything quantitative about the mineralization.

          Sam Arentz reviewed and analyzed the data held by Bonaventure Enterprises in its Reno, Nevada office. The data consisted of a complete digital compilation of drill hole assay data, geologist logs of the 2005 drilling program, computer prepared cross sections with some mineralized zone interpretation, original assay certificates of the 2005 drilling program by ALS Chemex, and a computerized plan drawing showing cross sections, claim location, township and range, topography, and drill hole locations.

          A summarized version of the data which includes intercepts and average grade is attached as Appendix III. Copies of cross sections, the plan map, and some assay certificates from ALS chemex were copied for comparison with digitized data.

          A complete listing of the claims comprising the New Pass Property is given in Appendix I. All of the claims listed are considered to be valid by the BLM, with the 2004 – 2005 claim maintenance fees having been paid

          4.0 PROPERTY DESCRIPTION AND LOCATION

          The New Pass property is located in eastern Churchill County, Nevada approximately 190 kilometers east of Reno, Nevada (Figures 1 & 2). The property consists of 107 unpatented lode mining claims covering approximately 2,140 acres (866 ha) along the western margin of the New Pass Range. The claims are located in Sections 5,6,7 & 8, Township 20 North, Range 40 East; Sections 25 & 36, Township 21 North, Range 39 East and Sections 29, 30, 31 & 32 Township 21 North, Range 40 East. A complete list of the claims is given in Appendix I. All of the claims listed are considered to be valid by the BLM, with the 2004 – 2005 claim maintenance fees having been paid

          The property is accessed from Reno by following Interstate 80 east 30 miles to Fernley, and then east along Highway 50 through Fallon for 110 miles to the graded Edwards Valley Road. And then proceed 5 miles north to an unimproved road, and then 2.5 miles east south east to the center of the property.

          The claims are unpatented lode mining claims, located on lands administered by the Bureau of Land management. The claims are owned by White Knight Gold (U.S.) Inc., a wholly owned subsidiary of White Knight Resources. The claims were originally staked between 1980 and 1994, by predecessors to White Knight. In March 1998, White Knight acquired a 100% interest in the New Pass claims from Quest USA Resources Inc. in consideration of US $ 150,000 and a 2.75% NSR royalty. In March 2000, White Knight purchased the underlying 2.75% NSR by issuing 100,000 common shares.

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          There are no historic shafts, adits or prospect pits on the subject claims. All of the drill and access roads from exploration work conducted in the 1980’s and 1990’s have been reclaimed except for approximately 1500 feet. An existing Plan of Operation is on file with the Bureau of Land Management, and can be amended to accommodate future exploration work. There are no known environmental liability issues on the New Pass property.

          5.0 ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

          The property is easily accessed from Reno by following Interstate 80 east 30 miles to Fernley, and then east along Highway 50 through Fallon for 110 miles to the graded Edwards Valley Road. And then proceed 5 miles north to an unimproved road, and then 2.5 miles east south east to the center of the property. Numerous reclaimed drill roads exist on the property, many of which could be re-opened and utilized for future drilling.

          The New Pass property is located on the western flank of the New Pass Range at elevations ranging from 5500 feet to 7000 feet above sea level. The climate is typical Basin and Range with hot summers with potential high temperatures of +100 degrees Fahrenheit and cold winters with potential low temperatures of -0 degrees Fahrenheit. Average annual rainfall amounts to between 10 to 15 inches. These climatic conditions allow work to be carried year round.

          The vegetation found in the New Pass area is typical of Central Nevada and consists of sagebrush and other desert plants at the lower elevations. At the higher elevations, open stands of pinion pine and juniper occur mixed with the sagebrush.

          No flowing water was observed on the property at the time of the visit. If there is water flow, it is likely to be seasonal only. However, wells for agricultural purposes are located in the valley just below the property within 2 miles. Water could be made available for mining purposes by filing for water rights or buying existing water rights.

          If the property is put into production, additional mill site claims would need to be staked in order to support processing facilities, waste dumps, etc. These claims would likely be filed on the valley floor, just below the property. Proximity to the major supply center of Reno is a definite advantage in supporting any mining operations. The local population centers of Fallon (80 miles to the west) and Austin (36 miles to the east) would afford accommodations for the mining staff.

          6.0 HISTORY

          There were no obvious old, historic prospect pits, adits or shafts on the New Pass project area. Dekalb Mining first discovered gold on the New Pass Property in 1980 as a result of follow-up work to a NURE stream sediment survey. Dekalb

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transferred ownership of the claims it had staked to Northern Illinois Coal, Oil and Resources Mineral Ventures (“NICOR”) in August of 1982. NICOR and its successor, Westmont Gold, Inc., explored the property from 1982 through 1992, and drilled a total of 165 reverse circulation drill holes. Westmont Mining published an Indicated Resource for the New Pass project in 1989 (Wilkinson, et. al., 1989). Applying a 0.02 ounce per ton Au cutoff, Independent Mining Consultants of Tucson, Arizona calculated that the deposit contained 3.371 million tons that graded 0.042 oz/t Au, or a total of 142,000 contained ounces of gold.

          Consolidated Ramrod Gold (USA), Inc. (“Ramrod”) acquired New Pass in 1993. In 1995, Santa Fe Pacific Gold Corp. completed 11 reverse circulation drill holes on the property under an exploration agreement with Ramrod. Ramrod was reorganized and renamed Quest USA Resources Inc. Quest sold the New Pass property to White Knight Gold (U.S.) Inc., a wholly owned subsidiary of White Knight Resources Ltd., in March 1998, in consideration of US $ 150,000 and retained a 2.75% NSR royalty. In March 2000, White Knight purchased the underlying 2.75% NSR royalty by issuing 100,000 common shares.

          In 1998, after White Knight purchased the property, White Knight completed 1:6000 scale mapping, collected 250 rock chip samples, prepared geochemical overlays for all surface rock chip data, and constructed 100 – foot cross sections with an Interdex mining software program. White Knight has incurred to October 2004 a total of US $ 150,000 in exploration expenses. Additional exploration expenses amounted to US $200,000 in year 2005 by Bonaventure.

          7.0 GEOLOGICAL SETTING

          The New Pass project is located within the Basin and Range physiographic province, on the western flank of the New Pass Range (Figures 2 & 3). The New Pass Range consists of a sequence of late Paleozoic and Triassic age metasedimentary, sedimentary and minor volcanic rocks. The Paleozoic sequence consists of chert, siliceous shale, siltstone sandstone, conglomerate and minor greenstones. The sequence is undated but the most likely correlation is thought to be with the Havallah sequence.

          The Mesozoic sedimentary units are the most prevalent rocks in the immediate area of the New Pass property (Figure 4). A 1,000 to 2,000 foot thick sequence of an unnamed conglomerate forms the basal unit of the Triassic assemblage. The base appears to be a depositional disconformity and the top may be gradational into the Middle Triassic Favaret Formation consisting of siltstone and limestones. Overlying the Favaret is the Middle to late Triassic Augusta Mountain Formation. This formation has been subdivided into two members in this part of the New Pass Range: A lower transitional member consisting to thin to medium bedded carbonaceous limestone, and an upper member consisting of massive light gray limestone which forms bold outcrops which stand in prominent relief.

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          In the northern part of the claim block, the Augusta Mountain Formation is overlain by the Osobb and Cane Spring Formations. The lower Osobb Formation consists of thin bedded to laminated, silty limestone, while the upper Osobb is a medium to thick bedded, carbonaceous limestone. The Cane Spring Formation is a thick bedded to massive gray limestone.

          To the west, and in fault contact with the Mesozoic rocks, is a sequence of Tertiary Volcanics. The Tertiary rocks are a series of pyroclastic units and flows, as well as some rhyolitic intrusives. In the westernmost part of the claim group, the Tertiary volcanics are covered by pediment gravels.

          The mineralized jasperoid is developed along the fault bounding the Mesozoic calcareous rocks and the Tertiary volcanics. More specifically, the mineralized jasperoid is developed in the fault zone between the lower Augusta Mountain Formation and the Tertiary volcanics.

          The Upper Paleozoic and Mesozoic rocks in the project area have been folded into a very large N70oW trending anticline that plunges about 40o to the west. North to north-east trending cross folds occur the Mesozoic section on a more limited scale.

          8.0 DEPOSIT TYPES

          The mineralization at New Pass occurs within a jasperoid, developed in a decalcified limestone. The first event was thought to be de-calcification followed by the silicification which produced the jasperoid. These events were controlled by the range front fault, along which the hydrothermal fluids passed. These fluids also commuted along faults and fault breccia zones that cut through the Triassic sequence east of the range front faults. Alteration of this type can be found up to 4,000 feet from the main jasperoid along the range front faults.

          The passage of the hydrothermal fluids caused the argillization and bleaching of the rocks surrounding the New Pass jasperoid. The argillization and bleaching occurs in both the sedimentary sequence and in the Tertiary volcanics. Silicification of the felsic tuffs also occurred and was observed in the field. In addition, zones of significant sulfide concentrations ranging from less than 1% to more than 10% by volume have been noted in the drill logs.

          This deposit is a sediment hosted gold deposit. In many ways it is similar to deposits found elsewhere in Nevada. Geological similarities between the New Pass area and the McCoy – Cove area have been noted by Hughes (1998). At present, the principal mineralization host is the jasperoid, but evidence exists that portions of the decalcified limestones and the tuffaceous volcanics also contain highly anomalous gold values Paster (1989) noted in a petrographic study on a total of 24 samples of the jasperoid that trace amounts of anatase and rutile were present in all of the samples and that the presence of these mineral is synonymous with epithermal precious metal

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deposition. He also added that the alteration indicated a very low temperature/pressure hydrothermal system which is in primarily in the argillic zone.

          9.0 MINERALIZATION

          The mineralization on the New Pass property is controlled by hydrothermal fluids moving along fault and breccia zones. Both range front faults and cross faults as well as other permeable zones have been utilized by these hydrothermal fluids.

          The first event was likely the de-calcification of the limestone along the range front fault. Concurrent with this, argillization of other parts of the limestone as well as the volcanics, especially the tuffaceous units, occurred. The de-calcification of the limestone increased the permeability of the rocks allowing an influx of hydrothermal fluids. This quickly provided the silica that preserved some original sedimentary structures as well as some fossils. Although the main jasperoid resulted from subsequent silicification of de-calcified limestone, not all de-calcified rock has been re-silicified.

          Complete silicification resulted in the formation of the main jasperoid, which extends for at least 3,000 feet along strike and at least 1500 feet down dip, based on drill hole intercepts (Figure 6). Thicknesses of the jasperoid range from about 20 feet to over 200 feet near the surface. The main jasperoid shows evidence for multiple stages of silicification (Hughes, 1998):

1.)	Early, pervasive fine grained silica

2.)	Thin dark colored quartz microveinlets frequently containing fine pyrite

3.)	Overgrowths of fine grained quartz enclosing breccia fragments

4.)	White, translucent chalcedonic quartz veinlets and coatings devoid of sulfides

          Silicification as well as argillization, occurs in both the footwall calcareous sedimentary rocks and the hanging wall volcanics, especially within the tuffaceous units. Highly anomalous gold values have been noted in some drill hole intercepts in these areas, as well as in some of the de-calcified but un-silicified rocks.

          The distribution of significant gold mineralization in the main jasperoid deposit is displayed by grade – thickness plots for the drill holes (Figure 5). The highest gold grades within the two “pods” appear to be associated with jasperoid intervals containing: intense brecciation; abundant quartz veining, higher pyrite concentrations; and by a carbonaceous content. However, the drill hole information did not establish any clear relationship between sulfide concentrations and gold values.

          A petrographic study was completed by Paster (1989) on 22 jasperoid samples from drill holes and from 2 surface slabs. The predominant gold occurrence was found to be ~1 micron particles pervasively dispersed in silicified limestone, usually occurring along chert grain boundaries. Pyrite and arsenopyrite, also ~1 micron in size, were also found pervasively throughout the chert. The gold did not appear to be related to any

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particular limestone or sediment type. Gold 3 to 10 microns in size was also sometimes found in quartz veins and veinlets. No visible characteristics of the gold-bearing and non-gold-bearing veins or breccias were found that could distinguish the two types in hand specimen.

          10.0 EXPLORATION

          Bonaventure Enterprises Inc. drilled 28 exploration holes in 2005 following the purchase of the interests of Consolidated Odyssey Explorations. All were inclined holes in cross sections with previous drilling to validate and expand the data.

          NICOR and its successor, Westmont Gold, Inc., explored the property from 1982 through 1992, and drilled a total of 165 reverse circulation drill holes. Consolidated Ramrod Gold (USA), Inc. (“Ramrod”) acquired New Pass in 1993. In 1995, Santa Fe Pacific Gold Corp. completed 11 reverse circulation drill holes on the property under an exploration agreement with Ramrod. In 1998, after White Knight purchased the property, White Knight completed 1:6000 scale mapping, collected 250 rock chip samples, prepared geochemical overlays for all surface rock chip data, and constructed 100 – foot cross sections with an Interdex mining software program.

          To date, a total of 936 rock chip samples have been taken from the New Pass property and in aggregate average 204 ppb gold. Of these samples, 35 rock chip samples contained greater than 1 ppm gold, averaging in aggregate 2.43 ppm gold or 0.07 oz/ton Au. Nearly all of these higher grade rock chip samples came from one of three areas: 1) the main jasperoid, with the drill defined higher grade pods, 2) leakage along the range front fault and in road cuts to the northwest of the main jasperoid and 3) leakage along the upper contact of a more permeable silty limestone unit found below a massive limestone north of the main jasperoid (Cavanaugh and Warren, 1999).

          Westmont Gold completed extensive geochemical studies on the New Pass property. The geochemical studies involved surface rock chip samples, drill hole samples, soils, and biogeochemical studies. These studies were used to identify satellite areas that warranted exploration drilling. These studies were also used to describe the geochemical nature of the gold bearing jasperoid. One of the principal conclusions of these studies was that there was likely a two-fluid mineralizing process involved with the formation of the gold enriched jasperoid. In addition, Mo was found to be a component of both fluids. This in turn suggested that the hydrothermal fluids responsible for the gold mineralization may be related to an intrusive at depth.

          11.0 DRILLING

          Consolidated Odyssey Explorations sold their interest to Bonaventure Enterprises prior to conducting any drilling on the New Pass property. In 2005, Bonaventure Enterprises Inc. completed 28 reverse circulation, inclined drill holes. NICOR and its successor, Westmont Gold, Inc., explored the property from 1982

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through 1992, and completed a total of 165 drill holes. Of the 193 drill holes completed to date, 137 drill holes were located in the main jasperoid zone.

          In 1995, Santa Fe Pacific Gold Corp. completed 11 reverse circulation drill holes on the property under an exploration agreement with Ramrod. These holes were vertical, between 840 feet and 1000 feet in depth and were located to the west of the main jasperoid to test its down dip extension. Only 3 of these drill holes intercepted the jasperoid. One of these, drill hole DNE-2, is shown on cross section B-B’ in Figure 6. The drill holes that did not intercept the jasperoid were located further west.

          A summary of the significant gold intercepts in the drill holes completed on the New Pass project are given in Appendix III. A generalized drill hole location map is presented in Figure 5. Also depicted in Figure 5, are the “pods” of higher grade mineralization and the location of the two cross sections shown in Figure 6.

          In Figure 6, the envelope of mineralization is shown in red. The mineralization is entirely within the jasperoid and as such, the envelope shown is essentially a map of the jasperoid. The colored histograms shown along the drill holes within the mineralization envelope are obviously meant to relate the gold value for that interval, but no scale or explanation has been found in the files, nor are digital copies of the cross sections available. The sections have been included here in order to show the geometry of the main jasperoid.

          12.0 SAMPLING METHOD AND APPROACH

          During the 2004 visit by Paul Pelke to the New Pass property a total of 9 samples (Nos.198859 through 1988198867) were taken from various locations on the property by the author. All samples were placed into a sample bag and sealed and subsequently delivered to the BSI Inspectorate analytical laboratory in Sparks, Nevada. Sample Nos. 198859 through 198861 were from various locations in the main jasperoid zone. Sample No. 198862 was taken in the de-calcified limestone immediately beneath the jasperoid. Sample No. 198863 is from a silicified tuff about 1000 feet north of the main jasperoid and sample Nos. 198864 through 198867 were taken from a road cut along a reclaimed drill road about 2500 feet north of the main jasperoid zone. Sample descriptions and laboratory results are presented in Appendix II.

          13.0 SAMPLE PREPARATION ANALYSIS AND SECURITY

          The samples were delivered to BSI Inspectorate Laboratories located in Sparks, Nevada by the author. The samples were then thoroughly dried, and then crushed to >80% -10 mesh using a two stage crushing process, jaw and roll mill. A 300 gram split is then obtained using a Jones riffle splitter and reduced to >90% -150 mesh. Clean sand is used to clean the pulverizer between all samples.

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          Gold determinations are made using fire assay with a gravimetric or Atomic Absorption finish. Trace element determinations are made using optimal acid digestions followed by Atomic Absorption Spectroscopy and Inductive Coupled Plasma. A minimum fifteen percent of all analyses performed are directly run for quality control. Every tenth sample is repeated and for every 20 samples run, a standard or blank is also analyzed. For gold determinations, a total of 9 certified gold standards purchased through 2 separate manufacturers (Rocklabs and CDN Resources) are implemented into our fire assay Quality Control program for gold analyses finished with both gravimetric and AAS methods.

          BSI Inspectorate is ISO 9000 certified ABS Quality Evaluations, Inc. annually and the Quality Assurance Program meets all the established criteria as related to disclosure requirements for trading mining and exploration companies under NI-43-101.

          14.0 DATA VERIFICATION

          Geological information for the New Pass property has been compiled from available private and public sources.

          In conjunction with the data and property review of the New Pass property, the Mr. Pelke collected 9 samples of rock from outcrop on the property. Two of the samples returned greater than 1 ppm gold (198861 – 1.733 ppm Au and 198866 – 3.561 ppm Au) as well as elevated concentrations of pathfinder elements. These values are within the range of values reported from previous workers. This data is presented in Appendix II.

          In a visit to the Reno offices of Bonaventure Enterprises, the Mr. Arentz examined original assay records from ALS Chemex and geologist logs acquired by Bonaventure. The Westmont Mining resource study by IMC for 1988 and 1989 was also reviewed. Several random assay records were copied and compared with the comprehensive drill hole/assay data spreadsheet forwarded by Bonaventure. A cross check of the data confirmed the results. Bonaventure authorized ALS Chemex to provide SEEI with access to webtrieve but the codes issued by ALS Chemex failed.

          The 2005 drilling program of Bonaventure was a series of inclined holes to validate previous drilling and assaying. In reviewing the intercepts and comparing them with the historic data from previous drilling programs, the results are uniformly consistent with expectations.

          A site visit by Sam Arentz was completed on May 16th, 2006. Several drill sites and the general geology were inspected and confirmed.

          15.0 ADJACENT PROPERTIES

          The historic New Pass Mining District lies about 2 miles south east of the subject New Pass claim group. Gold was discovered in the New Pass District about 1864. A

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April & October, 2006

number of shafts and adits were developed in the district. The deepest shaft is the Thomas W. shaft at 550 feet. A total of several miles of underground workings were developed in the district. The total production from the New Pass District is estimated to be about 35,000 tons of ore that averaged a little less than one ounce of gold and silver per ton (Stewart, et. al., 1977).

          The gold deposits of the New Pass District are developed within the Paleozoic rocks, which lie stratigraphically beneath the Augusta Mountain formation, which is the host of the mineralization on the New Pass Claim Group. The New Pass District gold deposits are steeply dipping quartz veins, striking north or northwest and dipping steeply east or west. The ore shoots vary from less than 1 foot to as much as 10 feet in thickness. The ore consists of free gold with minor amounts of silver and some lead and copper sulfides, carbonates and oxides (Stewart, et. al., 1977).

          A total of 8 unpatented lode mining claims are located about 1 mile southeast of the subject claim group. The claims are held by individuals from Austin, Nevada. Nothing more is known about these claims.

          16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

          Neither Consolidated Odyssey Explorations nor Bonaventure Enterprises Inc. conducted any metallurgical testing on any material from the New Pass Property.

          In 1988, Westmont Gold submitted 6 samples (composites from drill hole cuttings) to McClelland Labs in Sparks, Nevada for preliminary metallurgical testing. The test included bottle rolls (as received and at 100 mesh) and shake tests. Samples submitted included oxidized, reduced and mixed ore types. Samples generally consisted of jasperoid, however minor amounts of siltstone were included.

          The results indicated that the recoveries of gold from reduced, carbonaceous and pyritic jasperoid are between 5% and 33%, and consequently this material may not be amenable to heap leaching. The oxidized jasperoid demonstrated good recoveries of gold – between 75% and 77%.

However, with this limited amount of metallurgical testing, an adequate understanding of the percentage of oxide, reduced, or mixed resource types may not be feasible. It is Mr. Arentz’s opinion that the standard for “indicated mineral resources” has not been met to technically determine the economic parameters to support mine planning and evaluation of the economic viability of the deposit. It is therefore his opinion that the calculated quantities and grade are to be construed as “inferred mineral resources”.

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April & October, 2006

          17.0 MINERAL RESOURCE ESTIMATES

17.1 Methodology

          After studying the cross sections and drill hole data supplied by Bonaventure, Mr. Arentz developed a set of guidelines to evaluate the resources. The following details those guidelines and assumptions which were discussed with Richard Kern who concurred:

1.	That the cutoff grade shall be 0.01 AuEq opt (equivalent gold expressed in troy ounces per short ton).

2.

That isolated intercepts of 5 feet with cutoff grades above 0.01 AuEq opt may be ignored unless the combined weighted average grade of that interval and any two adjacent intervals is greater than 0.01 AuEq opt.

3.

Where data is missing for alternating intervals that were assayed, the missing data shall reflect the values of the lower of the two adjacent values. Where multiple adjacent intervals are missing data, each missing interval was assigned a zero value.

4.

That drill holes shown in cross section shall be interpreted as being centered and on-line with the other drill holes in said cross section except those holes drilled perpendicular to the section. Those holes designated for inclusion into each cross section were determined by Bonaventure personnel.

5.	That the vertical and horizontal extent of any drill hole or drill holes is limited by the following:

	a.	Half the distance to the next drill hole or combinations of drill holes.

b.

Intercepts less than 20 feet in thickness shall not extend more than 75 feet in any direction from the drill hole and may not influence the adjacent cross section if drill holes influence that section.

c.

Intercepts greater than 20 feet in thickness shall not extend more than 150 feet in any direction from the drill hole and may not influence the adjacent cross section if drill holes influence that section.

	d.	That the average grade of the intercept shall be construed as pertaining to the entire area of influence as described in 5 abc above.

6.	That the interpolation of tonnages and grade for sections either without drill hole data or where adjacent sections may indicate deeper resources are depicted as follows:

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April & October, 2006

a.

For resources with tonnages less than 25,000 tons in any specific elevation and cross section as calculated from drill hole intercepts in adjacent sections, the tonnage shall be 25% of that calculated in each of the adjacent sections and shall be of a similar grade or the weighted average if appropriate.

b.

For resources in adjacent sections with tonnages greater than 25,000 tons in any specific elevation and cross section as calculated from drill hole intercepts, the tonnage shall be 50% of that calculated in each of the adjacent sections and shall be of a similar grade or the weighted average if appropriate.

c.

No interpolation is made either up or down dip in any cross section as such has already been included in the calculated resource. Only adjacent cross section data shall influence down dip data (below calculated data) as it represents additional down dip available data.

17.2 Compilation of Data

          The relevant drill hole intercepts, thickness and grade are displayed at the top of each cross section analysis which are all attached as Appendix III. On each of these cross sections, the data (drill hole intercept interval and grade) is displayed that impacts each 100 foot of elevation. Where two or more drill holes impact any particular area of influence, the intercept is shown for each drill hole and the grade represented is a weighted average from the designated intercept of all related drill holes. The total at the bottom represents a weighted average of the tonnage and grade for each elevation.

          Appendix IV represents the longitudinal cross section and is a composite of the results from each cross section. Those areas of Appendix IV that are colored blue are based upon interpolation of data from adjacent sections.

17.3 Resource Estimates

          Drilling completed by predecessor companies and the JV have as of this date and using the CIM Definition Standards and the criteria set out in this report, established a mineral resource of the New Pass exploration project in Churchill County, Nevada, characterized as an Inferred Mineral Resource of:

11,500,000 short tons	0.0226 Au opt	0.2214 Ag opt	0.0262 AuEq opt

This is equivalent to approximately 300,000 ounces of in-place inferred gold resources.

Through two deep holes an additional deep inferred mineral resource has been identified. That inferred resource amounts to:

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April & October, 2006

800,000 short tons	0.015 Au opt	0.1806 Ag opt	0.0180 AuEq opt

          18.0 INTERPRETATION AND CONCLUSIONS

          The New Pass property consists of 107 unpatented lode mining claims on the west flank of the New Pass Range in eastern Churchill County, Nevada. Surface mapping along the western margin of the New Pass Range has identified a zone of range front structures. The main jasperoid is localized by a range front fault separating Triassic calcareous sedimentary rocks from Tertiary volcanics. Receptive limestones and silty limestones in the Triassic Augusta Mountain Formation have been pervasively replaced by silica from hydrothermal fluids that also deposited gold.

          The hydrothermally altered rocks extend for more than 3,000 feet both north and south of the main jasperoid along the range front structures. Alteration also extends up to 2,500 feet into the Augusta Mountain Formation, apparently localized along cross faults. Any extension to the west of the range front fault is buried beneath the pediment gravels.

          Since the property’s discovery in 1980, over US$1.7 million has been expended on exploration and development work. The exploration work identified the main jasperoid zone as well as several satellite targets. This work included surface rock chip sampling, soil sampling, geologic mapping, and extensive geochemical analyses. A total of 193 drill holes have been completed, with approximately 137 of these drill holes located within the main jasperoid zone. The Inferred Resource identified by Mr. Arentz is principally located within the main jasperoid.

          The satellite targets are located along the main range front fault as well as being localized along cross faults. Some of these targets have been drilled with mixed results. A number of these targets remain untested. In addition to the satellite targets, the overlying Tertiary volcanics as well as areas of de-calcified limestone in the footwall have not been adequately tested in the area of the main jasperoid.

          The work completed to date indicates the presence of an epithermal system in which the hydrothermally altered rocks extend for at least 2.5 miles along the range front fault/structural system and about 0.5 miles eastward into the Triassic calcareous rocks. An Inferred Resource has been developed within the main jasperoid body. Satellite target areas have been found and some of them have been drilled. Also, northeast trending cross faults are known immediately to the north and immediately to the south of the main jasperoid body. Other high angle faults have been observed to cut the main jasperoid itself. All of these areas have not yet been adequately tested, and are attractive targets having the potential to increase the resource base. In addition, a possible intrusive lies at depth beneath exposed mineralization, which also presents an attractive drilling target

19.0 RECOMMENDATIONS AND BUDGET

It is recommended that a year 2006 exploration budget of US$ 200,000.00 be funded. This entire amount should used for further reverse circulation drilling. A possible gradient IP geophysical survey also could be considered

Drilling costs in Nevada are currently US $ 25.00 per foot with all costs considered, including direct drill costs, supervision and assay costs.

2006 BUDGET

Reverse Circulation Drilling 4000 feet at US $25.00/foot	200,000
• Contingencies Phase II (15%)	30,500
TOTAL YEAR 2006 BUDGET	**US $ 230,500**

Sincerely

Paul A. Pelke, California Registered Geologist No. 4150
April 12, 2006

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April & October, 2006

20.0 REFERENCES

Bryant, E. and Postlethwaite, C., 1989, Geologic Re-Evaluation of the New Pass Project Area: Westmont Mining Report, 11p.

Dummett, H., 1097, Annual Report for the New Pass Project, Churchill County, Nevada: Westmont Mining Report, 11 p.

Fuchs, W.A., 1985, Polished section descriptions of New Pass samples NP29-135-140 And NP29-320-325: NICOR Minerals Memorandum, 7 p.

Hughes, G.J., 1998: An evaluation of drilling results and target potential for the New Pass Project, Churchill County, Nevada: Consultant’s report to White Knight Gold Report, 24 p.

Hughes, G.J., 1998: An evaluation of drilling results and target potential for the New Pass Project, Churchill County, Nevada: White Knight Gold Report, 24 p.

Leibold, A., 1989: Evaluation of the 1989 New Pass rock-chip database: Westmont Mining Report, 18 p.

Leibold, A., 1989: Evaluation of the 1989 New Pass Soil Survey, Cave Grid: Westmont Mining Report, 18 p.

Paster, T.P., 1989: Petrography of rocks from the New Pass Project, Nevada: Consultant’s report to Westmont Mining, 41 p.

Silberling, N.J. and Roberts, R.J., 1962, Pre-Tertiary stratigraphy and structure of north Western Nevada: Geological Society of America Special Paper 72.

Stewart, J.H., McKee, E.H and Stager, H.K., 1977: Geology and Mineral Deposits of Lander County, Nevada: Nevada Bureau of Mines and Geology Bulletin 88.

Wilkinson, W.H. and Cline, J.S., 1989: 1988 Annual Report for the New Pass Project, Churchill County, Nevada: Westmont Mining Report, 37p.

Wilkinson, W.H. and Bryant, E.G. and Postlethwaite, C.E., 1989: 1989 Annual Report For the New Pass Project, Churchill County, Nevada: Westmont Mining Report, 53 p.

Wilden, R. and Speed, R.C., 1974: Geology and mineral Deposits of Churchill County, Nevada: Nevada bureau of Mines and Geology Bulletin 83.

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April 2006

21.0 STATEMENT OF QUALIFICATIONS

Paul A. Pelke
California Registered Geologist, No. 4150
3033 Cashill Blvd.
Reno, Nevada 89509

I, Paul A. Pelke, SB, SM, California Registered Geologist No. 4150 do hereby certify that:

1)	I maintain a geological consulting practice at 3033 Cashill Blvd., Reno, Nevada, USA.

2)

I am a graduate of The Massachusetts Institute of Technology in 1971 with Bachelor of Science and Master of Science degrees in Geology and Geochemistry, from the department of Earth and Planetary Sciences.

3)	I am a registered professional geologist: California Registered Geologist, No. 4150, and as such I am qualified to contribute to the accompanying report.

4)	I have worked as a geologist for the past 32 years.

5)

I have read the definition of "Qualified Person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association and past relevant work experience that I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6)

I am responsible only for the sampling data that I obtained on October 12th, 2004. The sources of all information are quoted in the report. The information provided by the various parties is to the best of my knowledge and experience correct and accurate.

7)

Neither I nor any affiliated entity of mine own, directly or indirectly, any interest in the securities of Bonaventure Enterprises Inc., White Knight Resources or any associated or affiliated companies or in the subject properties described in this report.

8) As of the date of this Certificate, I am not aware of any material fact or material change with respect to the subject property that would make the report misleading.

9) Neither I nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Bonaventure Enterprises Inc., White Knight Resources or any affiliated companies.

10) I have read National Instrument 43-101 and Form 43-101F1 and have prepared my part of the report with this NI 43-101 with generally accepted Canadian Industry Practice

11) I consent to the Filing of the Technical Report with any Stock Exchange and other Regulatory Authority and the publication by them, including electronic publication in the public company files on their websites accessible to the public, of the Technical Report.

Dated at Reno, Nevada this 12th day of April, 2006

Signature of Qualified Person:

REGISTERED GEOLOGIST
PAUL A. PELKE
No. 4150
STATE OF CALIFORNIA

Paul A. Pelke, California Registered Geologist, No. 4150

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
October, 2006

CERTIFICATE OF CO-AUTHOR

I, Sam S. Arentz III, 7350 Island Queen Drive, Sparks, NV 89436, USA, hereby certify:

1. I am a graduate of Colorado College (1966) B.A. Mathematics and the Mackay School of Mines, University of Nevada (1968) B.S. Mining Engineering.
2. I am presently President of Sierra Environmental Engineers, Inc. working as a consulting engineer since 1987. For the 19 years prior to that I worked as a truck foreman, exploration manager, consultant, and Vice President for mineral related companies with the exception of two years in the U.S. Army.
3. I am a practicing mining engineer holding professional engineering registration in Nevada (#7232), Utah (#4650, Arizona (#26459), and Colorado (#17837).
4. This certificate applies to the technical report titled "NI 43-101 Technical Report On The New Pass Property, Churchill County, Nevada
Dated May 8, 2006
5. I am responsible for the preparation of certain portions of this report using data summarized in the Appendices or referenced in the text of this report.
6. I have read the definition of "Qualified Person" as described in NI 43-101 and state that by reason of education, experience, professional registration and continued practice I fulfill those requirements.
7. I have no interest in the property or any company known to be associated therewith and that my fee is a fixed fee established prior to the presentation of the findings and that no future compensation, ownership or commission of any nature is contemplated.
8. To the best of my knowledge and belief, the data and opinions expressed herein, are an accurate representation of the mineral resources associated with the New Pass Project.
9. I consent to the publication by Bonaventure Enterprises Inc. and White Knight Resources Ltd. of this technical report as may be required for the filing of any technical report with any stock exchange, other regulatory authority, or in their company files on their websites.
10. I have read NI 43-101 and NI 43-101F1 and this report has been prepared to comply with that instrument and form.

Expires: 12/31/06

PROFESSIONAL ENGINEER REGISTERED
SAM S. ARENTZ III
MINING
07232
STATE OF NEVADA

10/24/06

Sam S. Arentz III, P.E.
Nevada #7232

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April 2006

FIGURES

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April 2006

Wells
Winnemucca
Battle
Mtn.
Elko
Lovelock
NEW PASS
PROJECT
Reno
Austin
Ely
Tonopah
N
KILOMETERS
0
100
0
MILES
60
Goldfield
Beatty
Gold and Silver Deposits
Cities and Towns
Las Vegas

Figure 1
NEW PASS PROJECT
Location Map

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April 2006

454,000
455,000
456,000
457,000
458,000
459,000
4,391,000
4,390,000
4,389,000
4,388,000
4,387,000
4,386,000
4,385,000
39°40.000' N
39°39.000' N
39°38.000' N
39°37.000' N
R. 39 E.
R. 40 E.
T. 21 N.
T. 20 N.
New Pass Claim Group
117°32.000' W
117°31.000' W
117°30.000' W
WGS84 117°29.000' W

Figure 2

Consolidated Odyssey Explorations

NEW PASS PROJECT

Claim Group Outline

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April 2006

Nevada
New Pass Project
Reno
Las Vegas
R.39 E.
R.40 E.
T.21 N.
T.20 N.
New Pass Project
EXPLANATION
Alluvial deposits
Playa, marsh and 10% alluvial-flat deposits
Older alluvial deposits
VOLCANIC ROCKS
Welded and non-welded silicic ash-flow tuffs; Locally includes thin units of air-fall tuff and sedimentary rock
Tuffaceous sedimentary rocks. Locally includes minor amounts of tuff
TRIASSIC ROCKS
Limestone, minor amounts of dolomite, shale and sandstone; locally thick conglomerate units (Lower, Middle and Upper Triassic). Includes Tobin, Dixie Valley, Favret, Augusta Mountain, and Cane Spring Formations, the Star Peak Group, and related rocks.
Koipato Group and related rocks (Lower Triassic): Altered andesitic flows, rhyolitic tuffs and flows, and clastic rocks. Includes Tallman Fanglomerate (Permian?) in Humboldt County
SILICEOUS AND VOLCANIC ASSEMBLAGE (Upper Paleozoic)
Eugeosynclinal rocks originally deposited west of Antler orogenic belt. In most places, allochthonous and thrust eastward as upper plate of Golconda Thrust.
Havallah Sequence of Silberling and Roberts (1962): Chert, argillite, shale, greenstone, and minor amounts of siltstone, sandstone, conglomerate, and limestone. Includes Havallah, Pumperhickel, and Farrel Canyon Formations.
Geology derived from the Geologic Map of North-Central Nevada, Compiled by John H. Stewart and John E. Carlson, 1976.
N
5 0 5 KILOMETERS
5 0 5 MILES

Figure 3

Consolidated Odyssey Explorations

NEW PASS PROJECT
Regional Geology Map

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April 2006

EXPLANATION
Qal Quaternary alluvium
Tr Tertiary rhyolitic dikes
Trlf Tertiary rhyolite lava
Tpt Tertiary pumiceous rhyolitic tuff
Trlqp Tertiary quartz-porphyry lava
Tbt Tertiary biotitic rhyolite tuff
Tvu Tertiary volcanics, undifferentiated
Ŧrcs Triassic Cane Spring Formation: massive limestone
Ŧro$_c$ Triassic Osobb Formation: carbonaceous limestone
Ŧro$_s$ Triassic Osobb Formation: silty limestone and siltstone
Ŧram Triassic Augusta Mountain Formation: massive limestone
Ŧrat Triassic Augusta Mountain Formation: carbonaceous and silty limestone
Ŧrf Triassic Favret Formation
Ŧrcg Triassic sub-Favret conglomerate
Jasperoid
Decalcified limestone
Contact
Faults
N
0 2000 4000 FEET
ELKO
RENO
New Pass Property
LAS VEGAS
New Pass Property Boundary
Qal
Ŧrat (decalcified)
Ŧram (decalcified)
Ŧrcs (decalcified)
Jasperoid
Trlf
Trlqp
Tbt
Tpt
Tr
Tvu
Ŧrf
Ŧrcg

Figure 4

Consolidated Odyssey Explorations

NEW PASS PROJECT
Property Geology Map

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April 2006

14,000 E
22,000 N
20,000 N
Rhyolite intrusive
Subsurface extent of jasperiod
D
U
Section 21100
B
B'
Surface exposed jasperiod
Section 19800
A
A'
Drill holes with grade-thickness of:
< 1
1 - 3
3 - 5
5 - 7
> 7
Note: A grade-thickness of 3 is equivalent to:
100 feet @ 0.03 opt Au or
10 feet @ 0.3 opt Au
0 100 200 300 400 500 FEET

Figure 5

Consolidated Odyssey Explorations

NEW PASS PROJECT
Drill Hole Map

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April 2006

19800 N
A
A′
600
800
1000
1200
1400
1600
1800
6600
6400
6200
6000
5800
5600
13600 E
14600 E
NP-87-1
NP-21
NP-24
NP-26
NP-22
NP-86-30
NP-25
NP-89-1
NP-12
NP-2
19700 N
19950 N
ELEVATION (FEET)
21100 N
B
B′
200
400
600
800
1000
1200
6200
6000
5800
5600
5400
13000 E
13800 E
DNE-2
NP-88-20
NP-88-35
NP-89-16
20850 N
21050 N
ELEVATION (FEET)

Figure 6

Consolidated Odyssey Explorations

NEW PASS PROJECT
Drill Hole Cross Sections

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April 2006

APPENDIX I

LIST OF CLAIMS

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April 2006

White Knight Gold (U.S.) Inc.

New Pass Property
Pass Claims – 45 claims

Churchill County Recording

	BLM Serial No.	Book	Page	Registered Owner

Pass 1	166821	183	270	WKG
Pass 2	166822	183	271	WKG
Pass 3	166823	183	272	WKG
Pass 4	166824	183	273	WKG
Pass 5	166825	183	274	WKG
Pass 6	166826	183	275	WKG
Pass 7	166827	183	276	WKG
Pass 8	166828	183	277	WKG
Pass 9	166829	183	278	WKG
Pass 10	240386	207	74	WKG
Pass 11	240387	207	75	WKG
Pass 12	240388	207	76	WKG
Pass 13	240389	207	77	WKG
Pass 14	240390	207	78	WKG
Pass 15	240391	207	79	WKG

Pass 24	242043	208	339	WKG
Pass 25	242044	208	340	WKG
Pass 26	242045	208	341	WKG
Pass 27	276275	222	919	WKG
Pass 28	276276	222	920	WKG
Pass 29	276277	222	921	WKG
Pass 30	276278	222	922	WKG
Pass 31	276279	222	923	WKG
Pass 32	276280	222	924	WKG
Pass 33	276281	222	925	WKG
Pass 34	276282	222	926	WKG
Pass 35	276283	222	927	WKG
Pass 36	276284	222	928	WKG

Pass 83	313388	237	859	WKG
Pass 84	313389	237	860	WKG
Pass 85	313390	237	861	WKG
Pass 86	313391	237	862	WKG
Pass 87	313392	237	863	WKG
Pass 88	313393	237	864	WKG
Pass 89	313394	237	865	WKG
Pass 90	313395	237	866	WKG
Pass 91	313396	237	867	WKG
Pass 92	313397	237	868	WKG

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April 2006

	BLM Serial No.	Book	Page	Registered Owner

Pass 94	313399	237	870	WKG
Pass 95	313400	237	871	WKG
Pass 96	313401	237	872	WKG
Pass 97	313402	237	873	WKG
Pass 99	313404	237	875	WKG
Pass 101	313406	237	877	WKG
Pass 103	313408	237	879	WKG

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April 2006

White Knight Gold (U.S.) Inc.

New Pass Property
NP Claims – 61 claims

Churchill County Recording

Claim Name	BLM Serial No.	Document No.	Registered Owner

NP 16	698322	281379	WKG
NP 17	698323	281380	WKG
NP 18	698324	281381	WKG
NP 19	698325	281382	WKG
NP 20	698326	281383	WKG
NP 21	698327	281384	WKG
NP 22	698328	281385	WKG
NP 23	698329	281386	WKG

NP 53	698330	281387	WKG
NP 54	698331	281388	WKG
NP 55	698332	281389	WKG
NP 56	698333	281390	WKG
NP 57	698334	281391	WKG
NP 58	698335	281392	WKG
NP 59	698336	281393	WKG
NP 60	698337	281394	WKG
NP 61	698338	281395	WKG
NP 62	698339	281396	WKG

NP 67	698344	281401	WKG
NP 68	698345	281402	WKG
NP 69	698346	281403	WKG
NP 70	698347	281404	WKG
NP 71	698348	281405	WKG
NP 72	698349	281406	WKG
NP 73	698350	281407	WKG
NP 74	698351	281408	WKG
NP 75	698352	281409	WKG
NP 76	698353	281410	WKG
NP 77	698354	281411	WKG
NP 78	698355	281412	WKG

NP 100	698356	281413	WKG

NP 102	698357	281414	WKG

NP 104	698358	281415	WKG

NP 107	698361	281418	WKG

NP 109	698363	281420	WKG

NP 110	698364	281421	WKG
NP 111	698365	281422	WKG
NP 112	698366	281423	WKG
NP 113	698367	281424	WKG

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April 2006

Claim Name	BLM Serial No.	Document No.	Registered Owner

NP 114	698368	281425	WKG
NP 115	698369	281426	WKG
NP 116	698370	281427	WKG
NP 117	698371	281428	WKG
NP 118	698372	281429	WKG
NP 119	698373	281430	WKG
NP 120	698374	281431	WKG
NP 121	698375	281432	WKG
NP 122	698376	281433	WKG
NP 123	698377	281434	WKG

NP 125	698379	281436	WKG

NP 127	698381	281438	WKG
NP 128	698382	281439	WKG
NP 129	698383	281440	WKG

NP 205	698459	281516	WKG
NP 206	698460	281517	WKG

NP 241	698477	281534	WKG
NP 242	698478	281535	WKG
NP 243	698479	281536	WKG
NP 244	698480	281537	WKG
NP 245	698481	281538	WKG
NP 246	698482	281539	WKG

White Knight Gold (U.S.) Inc.

N Claims – 1 claim

Churchill County Recording

Claim Name	BLM Serial No.	Document No.	Registered Owner

N 16	795708	318549	WKG

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April 2006

APPENDIX II

ASSAY RESULTS FROM NEW PASS PROPERTY

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April 2006

SAMPLE DESCRIPTIONS

198859	Jasperoid, Main Zone, Dark Brown to Black with FeOx
Fractures 40[o] - 50[o] , 80[o] SE, grab sample
198860	Jasperoid, Main Zone, Brecciated, Dark Gray to Black with FeOx
Abundant FeOx, Intersection of 40[o] and N-S Fracture systems, Vert.
198861	Black Jasperoid, Banded, not brecciated, N-S Zone, Vert.
Quartz lined Vugs, possible Barite, grab sample
198862	De-Calcified Limestone, 3 foot channels immediately below
Jasperoid Contact
198863	Silicified Pyroclastic Tuff, with rock fragments and
flattened pumice fragments
198864	Breccia zone (fault?), grab sample, fragments of dolomitized limestone and silicified pyroclastic tuff, with FeOx and calcite in matrix
198865	Dolomitized limestone, abundant FeOx and calcite
Grab sample
198866	Fracture Zone, up to 1 foot wide, argillized with FeOx in Dolomitized
Limestone, Fracture Zone 100[o] , vert.
198867	Dolomitized limestone, abundant FeOx, 3 foot chip
Adjacent to 198866

ANALYSES RESULTS FROM BSI INSPECTORATE

RMGCN Final Report - Job No: 104-25-38

Sample	Gold	Gold	Silver	Arsenic	Mercury	Antimony
	ppb	ppb	ppm	ppm	ppb	ppm

198859	230		0.6	932	114	5600
198860	685		12.1	374	312	6800
198861	1733		4.3	134	530	90
198862	250		1	866	117	113
198863	54		0.1	12	94	52
198864	380		0.9	1600	960	31
198865	497		0.3	175	840	16
198866	3001	3561	0.8	466	3850	154
198867	786		1.7	574	387	29

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April 2006

APPENDIX III

CROSS SECTION DRILL HOLE AND RESOURCE SUMMARIES

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

400N	NP-88-15	-90	265	100 130 165	115 140 220	15 10 55	-35	12.3 8.2 45.1	0.010 0.004 0.012	0.496 0.415 0.258	0.011 0.011 0.017
	NP-41	-90	285	170	220	50	-35	41.0	0.021	0.260	0.025
	NP-42	-90	365	305	330	25	-35	20.5	0.032	0.100	0.034
	NP-40	-90	403	355	403	48	-35	39.3	0.016	0.053	0.017

Elevation	6300-6400	NP-88-15	100	115	Tons	5488	Au opt	0.010	Ag opt	0.496	AuEq	0.011
		NP-88-15	165	220	Tons	3508	Au opt	0.012	Ag opt	0.258	AuEq	0.017

	Subtotals					8995	Au opt	0.011	Ag opt	0.403	AuEq	0.017

Elevation	6200-6300	NP-88-15	100	115	Tons	6718	Au opt	0.010	Ag opt	0.496	AuEq	0.011
		NP-88-15	130	140	Tons	8074	Au opt	0.004	Ag opt	0.415	AuEq	0.011
		NP-88-15	165	220	Tons	53977	Au opt	0.012	Ag opt	0.258	AuEq	0.017
		NP-41	170	220	Tons	15385	Au opt	0.021	Ag opt	0.260	AuEq	0.025
	Subtotals				Tons	84153	Au opt	0.013	Ag opt	0.292	AuEq	0.018

Elevation	6100-6200
		NP-88-15	165	220	Tons	15369	Au opt	0.012	Ag opt	0.258	AuEq	0.017
		NP-41	170	220	Tons	28769	Au opt	0.021	Ag opt	0.260	AuEq	0.025
	Subtotals					44138	Au opt	0.018	Ag opt	0.259	AuEq	0.022

Elevation	6000-6100
		NP-42	305	330	Tons	26335	Au opt	0.032	Ag opt	0.100	AuEq	0.034
		NP-40	355	403	Tons	7015	Au opt	0.016	Ag opt	0.053	AuEq	0.017

	Subtotals					33350	Au opt	0.029	Ag opt	0.090	AuEq	0.030

Elevation	5900-6000

	Subtotals	NP-40	355	403	Tons	52477	Au opt	0.016	Ag opt	0.053	AuEq	0.017

Elevation	5800-5900

	Subtotals	NP-40	355	403	Tons	7015	Au opt	0.016	Ag opt	0.053	AuEq	0.017

400N Totals/Grade					Tons	230,129	Au opt	0.017	Ag opt	0.199	AuEq	0.020

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

500N	NP-88-12	-90	240	90	175	85	-35	69.6	0.010	0.439	0.017
	NP-88-11	-90	350	180 285	245 350	65 65	-35	53.2 53.2	0.012 0.031	0.612 0.042	0.022 0.032
	NP-88-22	-90	480	210 365 400	305 385 430	95 20 30	-35	77.8 16.4 24.6	0.013 0.014 0.008	0.424 0.142 0.121	0.020 0.016 0.010
	NP-88-13	-90	365	265	365	100	-35	81.9	0.021	0.104	0.039

Elevation	6400-6500

	Subtotals	NP-88-12	90	175	Tons	5077	Au opt	0.010	Ag opt	0.439	AuEq	0.017

Elevation	6300-6400
	Subtotals	NP-88-12	90	175	Tons	45785	Au opt	0.010	Ag opt	0.439	AuEq	0.017

Elevation	6200-6300	NP-88-12	90	175	Tons	29600	Au opt	0.010	Ag opt	0.439	AuEq	0.017
		NP-88-11	180	245	Tons	21942	Au opt	0.012	Ag opt	0.612	AuEq	0.022
	Subtotals				Tons	51542	Au opt	0.011	Ag opt	0.513	AuEq	0.019

Elevation	6100-6200	NP-88-11	180	245	Tons	13662	Au opt	0.012	Ag opt	0.612	AuEq	0.022
		NP-88-11	285	350	Tons	24280	Au opt	0.031	Ag opt	0.042	AuEq	0.032
		NP-88-22	210	305	Tons	29923	Au opt	0.013	Ag opt	0.424	AuEq	0.020
		NP-88-13	265	365	Tons	16408	Au opt	0.021	Ag opt	0.104	AuEq	0.039
	Subtotals				Tons	84272	Au opt	0.020	Ag opt	0.282	AuEq	0.024

Elevation	6000-6100	NP-88-11	285	350	Tons	11323	Au opt	0.031	Ag opt	0.042	AuEq	0.032
		NP-88-22	365	385	Tons	12868	Au opt	0.014	Ag opt	0.142	AuEq	0.016
		NP-88-13	265	365	Tons	88189	Au opt	0.021	Ag opt	0.104	AuEq	0.039
	Subtotals				Tons	112380	Au opt	0.021	Ag opt	0.102	AuEq	0.036

Elevation	5900-6000	NP-88-22	400	430	Tons	32926	Au opt	0.008	Ag opt	0.121	AuEq	0.010
		NP-88-13	265	365	Tons	11323	Au opt	0.021	Ag opt	0.104	AuEq	0.039
	Subtotals				Tons	44249	Au opt	0.011	Ag opt	0.117	AuEq	0.013

500N Totals/Grade					Tons	343,305	Au opt	0.016	Ag opt	0.260	AuEq	0.021

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

600N	NP-86-3	-90	145	45 90	75 110	30 20	-35	24.6 16.4	0.012 0.013	0.152 0.117	0.014 0.015
	NP-86-4	-90	315	150 265	245 285	95 20	-35	77.8 16.4	0.024 0.007	0.704 0.176	0.036 0.010
	NP-36	-90	235	25 105	80 155	55 50	-35	45.1 41.0	0.006 0.032	0.320 0.220	0.012 0.035
	NP-88-14	-90	660	325 365 495 560	350 465 525 575	25 100 30 15	-35	20.5 81.9 24.6 12.3	0.017 0.013 0.065 0.028	0.128 0.311 0.444 0.279	0.014 0.018 0.072 0.033

Elevation	6400-6500
		NP-86-3	45	75	Tons	17788	Au opt	0.012	Ag opt	0.152	AuEq	0.014
		NP-86-3	90	110	Tons	7191	Au opt	0.013	Ag opt	0.117	AuEq	0.015

	Subtotals				Tons	24978	Au opt	0.012	Ag opt	0.142	AuEq	0.015

Elevation	6300-6400	NP-86-3	45	75	Tons	19680	Au opt	0.012	Ag opt	0.152	AuEq	0.014
		NP-86-3	90	110	Tons	20689	Au opt	0.013	Ag opt	0.117	AuEq	0.015
		NP-86-4	150	245	Tons	8042	Au opt	0.024	Ag opt	0.704	AuEq	0.036
		NP-36	25	80	Tons	24285	Au opt	0.006	Ag opt	0.320	AuEq	0.012
		NP-36	105	155	Tons	4823	Au opt	0.032	Ag opt	0.220	AuEq	0.035

	Subtotals				Tons	77519	Au opt	0.013	Ag opt	0.257	AuEq	0.017

Elevation	6200-6300	NP-86-3	90	110	Tons	4289	Au opt	0.013	Ag opt	0.117	AuEq	0.015
		NP-86-4	150	245	Tons	69721	Au opt	0.024	Ag opt	0.704	AuEq	0.036
		NP-36	105	155	Tons	16558	Au opt	0.032	Ag opt	0.220	AuEq	0.035

	Subtotals				Tons	90568	Au opt	0.025	Ag opt	0.588	AuEq	0.035

Elevation	6100-6200	NP-86-4	150	245	Tons	73012	Au opt	0.024	Ag opt	0.704	AuEq	0.036
		NP-86-4	265	285	Tons	18923	Au opt	0.007	Ag opt	0.176	AuEq	0.010
		NP-88-14	325	350	Tons	10250	Au opt	0.017	Ag opt	0.128	AuEq	0.014

	Subtotals				Tons	102185	Au opt	0.020	Ag opt	0.548	AuEq	0.029

NP43 101 Appendix III.xls

Elevation	6000-6100	NP-88-14	325	350	Tons	25862	Au opt	0.017	Ag opt	0.128	AuEq	0.014
		NP-88-14	365	465	Tons	64415	Au opt	0.013	Ag opt	0.311	AuEq	0.018

	Subtotals				Tons	90277	Au opt	0.014	Ag opt	0.259	AuEq	0.018

Elevation	5900-6000	NP-88-14	325	350	Tons	11669	Au opt	0.017	Ag opt	0.128	AuEq	0.014
		NP-88-14	365	465	Tons	96046	Au opt	0.013	Ag opt	0.311	AuEq	0.018
		NP-88-14	495	525	Tons	21762	Au opt	0.065	Ag opt	0.444	AuEq	0.072

	Subtotals				Tons	129477	Au opt	0.022	Ag opt	0.317	AuEq	0.027

Elevation	5800-5900	NP-88-14	365	465	Tons	28538	Au opt	0.013	Ag opt	0.311	AuEq	0.018
		NP-88-14	495	525	Tons	36900	Au opt	0.065	Ag opt	0.444	AuEq	0.072
		NP-88-14	560	575	Tons	14192	Au opt	0.028	Ag opt	0.279	AuEq	0.033

	Subtotals				Tons	79631	Au opt	0.040	Ag opt	0.367	AuEq	0.046

600N Totals/Grade					Tons	594,635	Au opt	0.022	Ag opt	0.381	AuEq	0.028

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

700N	NP-0508	70	-45	300	140	235	95	-35	93.6	0.026	0.341	0.032
	NP-86-4		-90	315	150 265	245 285	95 20	-35	77.8 16.4	0.024 0.007	0.704 0.176	0.036 0.010
	NP-0507	70	-45	400	215	350	135	-35	132.9	0.012	0.640	0.023
	NP-35		-90	405	190 230	210 345	20 115	-35	16.4 94.2	0.040 0.013	2.080 0.270	0.074 0.017
	NP-36		-90	235	25 105	80 155	55 50	-35	45.1 41.0	0.006 0.032	0.320 0.220	0.012 0.035
	NP-0506	70	-45	500	325 405	375 470	50 65	-35	49.2 64.0	0.022 0.016	0.142 0.180	0.024 0.019
	NP-54		-90	505	300	500	200	-35	163.8	0.047	0.187	0.050
	NP-55		-90	545	385 530	470 545	85 15	0	69.6 12.3	0.017 0.011	0.235 0.887	0.021 0.025

Elevation	6300-6400	NP-0508	140	235	Tons	91440	Au opt	0.026	Ag opt	0.341	AuEq	0.032
		NP-36	25	80	Tons	9367	Au opt	0.006	Ag opt	0.320	AuEq	0.012
		NP-36	105	155	Tons	4923	Au opt	0.013	Ag opt	0.270	AuEq	0.017

	Subtotals				Tons	105730	Au opt	0.024	Ag opt	0.336	AuEq	0.029

Elevation	6200-6300	NP-0508	140	235	Tons	47169	Au opt	0.026	Ag opt	0.341	AuEq	0.032
		NP-86-4	150	245	Tons	39554	Au opt	0.024	Ag opt	0.704	AuEq	0.036
		NP-0507	215	350	Tons	31500	Au opt	0.014	Ag opt	0.593	AuEq	0.024
		NP-35	190	345
		NP-36	105	155	Tons	9546	Au opt	0.013	Ag opt	0.270	AuEq	0.017

	Subtotals				Tons	127769	Au opt	0.022	Ag opt	0.510	AuEq	0.030

Elevation	6100-6200	NP-86-4	265	285	Tons	12111	Au opt	0.007	Ag opt	0.176	AuEq	0.010
		NP-86-4	150	245	Tons	14308	Au opt	0.024	Ag opt	0.704	AuEq	0.036
		NP-0507	215	350	Tons	85735	Au opt	0.014	Ag opt	0.593	AuEq	0.024
		NP-35	190	345
		NP-0506	325	375	Tons	21572	Au opt	0.022	Ag opt	0.142	AuEq	0.024

	Subtotals				Tons	133726	Au opt	0.016	Ag opt	0.494	AuEq	0.024

NP43 101 Appendix III.xls

Elevation	6000-6100	NP-54	300	500	Tons	103320	Au opt	0.047	Ag opt	0.187	AuEq	0.050
		NP-55	385	470	Tons	18000	Au opt	0.017	Ag opt	0.235	AuEq	0.021
		NP-0507	215	350	Tons	11954	Au opt	0.014	Ag opt	0.593	AuEq	0.024
		NP-35	190	345
		NP-0506	405	470	Tons	27077	Au opt	0.016	Ag opt	0.180	AuEq	0.019

	Subtotals				Tons	160351	Au opt	0.036	Ag opt	0.221	AuEq	0.040

Elevation	5900-6000	NP-54	300	500	Tons	71031	Au opt	0.047	Ag opt	0.187	AuEq	0.050
		NP-55	385	470	Tons	63711	Au opt	0.017	Ag opt	0.235	AuEq	0.021

	Subtotals					134742	Au opt	0.033	Ag opt	0.210	AuEq	0.036

Elevation	5800-5900	NP-55	530	545	Tons	13200	Au opt	0.011	Ag opt	0.887	AuEq	0.025
		NP-55	385	470	Tons	13246	Au opt	0.017	Ag opt	0.235	AuEq	0.021

	Subtotals					26446	Au opt	0.014	Ag opt	0.560	AuEq	0.023

700N Totals/Grade					Tons	688,764	Au opt	0.026	Ag opt	0.356	AuEq	0.032

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

800N	NP-86-7		-90	165	10 45	30 140	20 95	-35	16.4 77.8	0.009 0.011	0.377 0.249	0.015 0.015
	NP-89-2		-90	220	30	195	165	-35	135.2	0.023	0.153	0.026
	NP-92-4	160	-45	300	50 95	70 195	20 100	0	14.1 70.7	0.008 0.018	0.496 0.144	0.016 0.020
	NP-0504	70	-45	250	60 105	90 175	30 70	-35	29.5 68.9	0.015 0.028	0.149 0.232	0.018 0.032
	NP-30		-90	280	100	280	180	-35	147.4	0.020	0.310	0.026
	NP-88-28	70	-70	320	175	315	140	-35	131.6	0.048	0.513	0.057
	NP-29		-90	400	225	360	135	-35	110.6	0.052	0.170	0.054

Elevation	6400-6500	NP-86-7	10	30	Tons	19175	Au opt	0.009	Ag opt	0.377	AuEq	0.015
		NP-86-7	45	140	Tons	11631	Au opt	0.011	Ag opt	0.249	AuEq	0.015

	Subtotals					30806	Au opt	0.010	Ag opt	0.329	AuEq	0.015

Elevation	6300-6400	NP-86-7	10	30	Tons	5600	Au opt	0.009	Ag opt	0.377	AuEq	0.015
		NP-86-7	45	140	Tons	89717	Au opt	0.011	Ag opt	0.249	AuEq	0.015
		NP-89-2	30	195	Tons	67165	Au opt	0.022	Ag opt	0.183	AuEq	0.025
		NP-92-4	50	195
		NP-0504	60	175

	Subtotals				Tons	162482	Au opt	0.015	Ag opt	0.226	AuEq	0.019

Elevation	6200-6300	NP-86-7	45	140	Tons	8769	Au opt	0.011	Ag opt	0.249	AuEq	0.015
		NP-89-2	30	195	Tons	82800	Au opt	0.022	Ag opt	0.183	AuEq	0.025
		NP-92-4	50	195
		NP-0504	60	175
		NP-30	100	280	Tons	50146	Au opt	0.020	Ag opt	0.310	AuEq	0.026
		NP-88-28	175	315	Tons	11077	Au opt	0.048	Ag opt	0.513	AuEq	0.057

	Subtotals				Tons	152792	Au opt	0.023	Ag opt	0.252	AuEq	0.027

Elevation	6100-6200	NP-30	100	280	Tons	56069	Au opt	0.020	Ag opt	0.310	AuEq	0.026
		NP-88-28	175	315	Tons	65858	Au opt	0.048	Ag opt	0.513	AuEq	0.057
		NP-29	225	360	Tons	49154	Au opt	0.052	Ag opt	0.170	AuEq	0.054

	Subtotals				Tons	171082	Au opt	0.040	Ag opt	0.348	AuEq	0.046

NP43 101 Appendix III.xls

Elevation	6000-6100
	Subtotals	NP-29	225	360	Tons	126105	Au opt	0.052	Ag opt	0.170	AuEq	0.054

800N Totals/Grade					Tons	643,267	Au opt	0.031	Ag opt	0.259	AuEq	0.035

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

900N	NP-7		-90	53	11	20	9	-35	7.4	0.023	0.010	0.024
	NP-86-2			155	0 30 55	15 45 65	15 15 10	-35	12.3 12.3 8.2	0.010 0.009 0.016	0.083 0.078 0.058	0.012 0.010 0.017
	NP-12		-90	425	45 115	100 125	55 10	-35	45.1 8.2	0.020 0.014	0.164 0.149	0.023 0.016
	NP-89-1		-90	175	85	125	40	-35	32.8	0.011	0.047	0.011
	NP-87-3			53	0	30	30	-35	24.6	0.013	0.277	0.018
	NP-25		-90	200	0	140	140	-35	114.7	0.017	0.180	0.020
	NP-0504	70	-45	250	60 105	90 175	30 70	-35	29.5 68.9	0.015 0.028	0.149 0.232	0.018 0.032
	NP-88-30		-70	200	65	155	90	-35	84.6	0.034	0.179	0.037
	NP-22		-90	180	95	180	85	-35	69.6	0.062	0.199	0.065
	NP-26		-90	280	105	225	120	-35	98.3	0.057	0.180	0.060
	NP-92-1	160	-45	330	80 295	250 330	170 35	0	120.2 24.7	0.118 0.021	0.179 0.107	0.121 0.023
	NP-92-6	160	-45	325	40 75 115	55 95 225	15 20 110	0	10.6 14.1 77.8	0.010 0.017 0.048	0.000 0.220 0.209	0.010 0.020 0.052
	NP-92-2	160	-45	350	90 180 220	160 200 290	70 20 70	0	49.5 14.1 49.5	0.011 0.008 0.052	0.131 0.203 0.226	0.013 0.011 0.055
	NP-27		-90	320	145	305	160	-35	131.1	0.020	0.240	0.024
	NP-0512	70	-45	300	185	275	90	-35	88.6	0.036	0.168	0.038
	NP-24		-90	400	235	400	165	-35	135.2	0.028	0.370	0.035
	NP-0510	70	-45	440	280	405	125	-35	123.1	0.020	0.579	0.030
	NP-21		-90	520	405 495	465 520	60 25	-35	49.1 20.5	0.021 0.008	0.155 0.388	0.024 0.014
	NP-87-1		-90	766	745	755	10	-35	8.2	0.010	0.150	0.013

Elevation	6400-6500	NP-7	11	20	Tons	5237	Au opt	0.023	Ag opt	0.010	AuEq	0.024
		NP-86-2	0	65	Tons	33115	Au opt	0.009	Ag opt	0.082	AuEq	0.011
		NP-12	45	100	Tons	30529	Au opt	0.020	Ag opt	0.164	AuEq	0.023
	Subtotals				Tons	68882	Au opt	0.015	Ag opt	0.113	AuEq	0.017

NP43 101 Appendix III.xls

Elevation	6300-6400	NP-12	45	100	Tons	39202	Au opt	0.020	Ag opt	0.164	AuEq	0.023
		NP-89-1	85	125	Tons	19385	Au opt	0.011	Ag opt	0.047	AuEq	0.011
		NP-25	0	140	Tons	41354	Au opt	0.024	Ag opt	0.189	AuEq	0.027
		NP-0504	60	175
		NP-88-30	65	155
	Subtotals				Tons	99941	Au opt	0.020	Ag opt	0.152	AuEq	0.023

Elevation	6200-6300	NP-89-1	85	125	Tons	19385	Au opt	0.011	Ag opt	0.047	AuEq	0.011
		NP-22	95	180	Tons	38815	Au opt	0.063	Ag opt	0.179	AuEq	0.011
		NP-26	105	225
		NP-92-1	80	330
		NP-92-6	90	290
		NP-0512	185	275
		NP-25	0	140	Tons	94662	Au opt	0.024	Ag opt	0.189	AuEq	0.027
		NP-0504	60	175
		NP-88-30	65	155
	Subtotals				Tons	152862	Au opt	0.032	Ag opt	0.168	AuEq	0.035

Elevation	6100-6200	NP-22	95	180	Tons	36434	Au opt	0.063	Ag opt	0.179	AuEq	0.066
		NP-26	105	225
		NP-92-1	80	330
		NP-92-6	90	290
		NP-0512	185	275
		NP-92-2	90	290	Tons	53785	Au opt	0.023	Ag opt	0.336	AuEq	0.028
		NP-27	145	305
		NP-0510	280	405
	Subtotals				Tons	90218	Au opt	0.039	Ag opt	0.272	AuEq	0.043
Elevation	6000-6100	NP-22	95	180	Tons	10154	Au opt	0.063	Ag opt	0.179	AuEq	0.066
		NP-26	105	225
		NP-92-1	80	330
		NP-92-6	90	290
		NP-0512	185	275
		NP-92-2	90	290	Tons	66692	Au opt	0.023	Ag opt	0.336	AuEq	0.029
		NP-27	145	305
		NP-0510	280	405
		NP-24	235	400	Tons	64923	Au opt	0.028	Ag opt	0.370	AuEq	0.035
	Subtotals				Tons	141769	Au opt	0.028	Ag opt	0.340	AuEq	0.034

NP43 101 Appendix III.xls

Elevation	5900-6000	NP-24	235	400	Tons	85908	Au opt	0.028	Ag opt	0.370	AuEq	0.035
		NP-21	405	465	Tons	40035	Au opt	0.021	Ag opt	0.155	AuEq	0.024
	Subtotals					125943	Au opt	0.026	Ag opt	0.302	AuEq	0.031

Elevation	5800-5900	NP-21	495	520	Tons	23654	Au opt	0.008	Ag opt	0.388	AuEq	0.014
		NP-21	405	465	Tons	58165	Au opt	0.021	Ag opt	0.155	AuEq	0.024
	Subtotals					81818	Au opt	0.017	Ag opt	0.222	AuEq	0.021

Elevation	5700-5800
	Subtotals	NP-21	495	520	Tons	17977	Au opt	0.008	Ag opt	0.388	AuEq	0.014

900N Totals/Grade					Tons	779,410	Au opt	0.026	Ag opt	0.237	AuEq	0.030

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

1000N	NP-92-5	160	-45	300	105	170	65	0	46.0	0.018	0.203	0.021
	NP-89-6		-90	240	25 110	85 170	60 60	-35	49.1 49.1	0.012 0.020	0.140 0.143	0.014 0.022
	NP-0518	70	-45	200	35	120	85	-35	83.7	0.015	0.192	0.018
	NP-28		-90	240	30 225	210 240	180 15	-35	147.4 12.3	0.080 0.015	0.240 0.150	0.084 0.017
	NP-88-27		-90	260	110 155	135 205	25 50	-35	20.5 41.0	0.029 0.062	0.240 0.232	0.033 0.065
	NP-92-2	160	-45	350	90 180	160 200	70 20	0	49.5 14.1	0.011 0.008	0.131 0.203	0.013 0.011
	NP-0519	70	-45	300	165	235	70	-35	68.9	0.022	0.150	0.024
	NP-92-3	160	-45	500	175 220	205 325	30 105	0	21.2 74.2	0.008 0.044	0.170 0.304	0.010 0.049
	NP-0515	70	-45	400	320	385	65	-35	64.0	0.016	0.266	0.020

Elevation	6300-6400	NP-92-5	105	170	Tons	21231	Au opt	0.018	Ag opt	0.203	AuEq	0.021
		NP-0518	35	120	Tons	7869	Au opt	0.015	Ag opt	0.192	AuEq	0.018
	Subtotals					29100	Au opt	0.017	Ag opt	0.200	AuEq	0.021

Elevation	6200-6300	NP-92-5	105	170	Tons	45646	Au opt	0.018	Ag opt	0.203	AuEq	0.021
		NP-0518	35	120	Tons	53828	Au opt	0.015	Ag opt	0.192	AuEq	0.018
		NP-89-6	25	85	Tons	14730	Au opt	0.012	Ag opt	0.140	AuEq	0.014
		NP-89-6	110	170	Tons	3692	Au opt	0.020	Ag opt	0.143	AuEq	0.022
		NP-28	30	210	Tons	28981	Au opt	0.080	Ag opt	0.240	AuEq	0.084
	Subtotals				Tons	146877	Au opt	0.029	Ag opt	0.198	AuEq	0.032

Elevation	6100-6200	NP-89-6	110	170	Tons	19347	Au opt	0.020	Ag opt	0.143	AuEq	0.022
		NP-28	30	210	Tons	28981	Au opt	0.080	Ag opt	0.240	AuEq	0.084
		NP-92-2	90	200	Tons	36780	Au opt	0.027	Ag opt	0.176	AuEq	0.030
		NP-88-27	110	205
		NP-0519	165	235
	Subtotals				Tons	85108	Au opt	0.044	Ag opt	0.190	AuEq	0.047

Elevation	6000-6100
	Subtotals	NP-92-3	175	325	Tons	84023	Au opt	0.028	Ag opt	0.271	AuEq	0.032
		NP-0515	320	385

NP43 101 Appendix III.xls

Elevation	5900-6000
	Subtotals	NP-92-3	175	325	Tons	28008	Au opt	0.028	Ag opt	0.271	AuEq	0.033
		NP-0515	320	385

1000N Totals/Grade					Tons	373,116	Au opt	0.031	Ag opt	0.218	AuEq	0.035

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

1100N	NP-92-5		-90	300	0	20	20	-35	16.4	0.008	0.130	0.010
	NP-89-3		-90	250	95	150	55	-35	45.1	0.042	0.173	0.045
	NP-32		-90	205	0	205	205	-35	167.9	0.019	0.210	0.022
	NP-0520	70	-45	200	40 105	70 180	30 75	-35	29.5 73.9	0.009 0.057	0.370 0.198	0.015 0.060
	NP-33		-90	225	35	225	190	-35	155.6	0.022	0.150	0.024
	NP-44		-90	250	105 150	130 205	25 55	-35	20.5 45.1	0.014 0.009	0.250 0.220	0.018 0.013
	NP-0517	70	-45	250	140	235	95	-35	93.6	0.012	0.228	0.016
	NP-23		-90	440	270 300	280 310	10 10	-35	8.2 8.2	0.007 0.010	0.220 0.240	0.010 0.014

Elevation	6300-6400	NP-92-5	0	20	Tons	3877	Au opt	0.008	Ag opt	0.130	AuEq	0.010
		NP-89-3	X	X
		NP-32	0	205	Tons	10523	Au opt	0.026	Ag opt	0.197	AuEq	0.029
		NP-0520	40	180
		NP-33	35	225
	Subtotals				Tons	14400	Au opt	0.021	Ag opt	0.179	AuEq	0.024
Elevation	6200-6300	NP-89-3	95	150	Tons	61058	Au opt	0.042	Ag opt	0.173	AuEq	0.045
		NP-32	0	205	Tons	80646	Au opt	0.026	Ag opt	0.197	AuEq	0.029
		NP-0520	40	180
		NP-33	35	225
		NP-44	105	205	Tons	6277	Au opt	0.011	Ag opt	0.228	AuEq	0.015
		NP-0517	140	235
	Subtotals				Tons	147982	Au opt	0.032	Ag opt	0.188	AuEq	0.035
Elevation	6100-6200	NP-32	0	205	Tons	95000	Au opt	0.026	Ag opt	0.197	AuEq	0.029
		NP-0520	40	180
		NP-33	35	225
		NP-44	105	205	Tons	92000	Au opt	0.011	Ag opt	0.228	AuEq	0.015
		NP-0517	140	235
	Subtotals				Tons	187000	Au opt	0.019	Ag opt	0.212	AuEq	0.022
Elevation	6000-6100
	Subtotals	NP-44	105	205	Tons	82031	Au opt	0.011	Ag opt	0.228	AuEq	0.015
		NP-0517	140	235

1100N Totals/Grade					Tons	431,412	Au opt	0.022	Ag opt	0.206	AuEq	0.025

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

1200N	NP-86-8		-90	205	10 145	60 190	50 45	-35	41.0 36.9	0.011 0.010	0.190 0.288	0.015 0.015
	NP-88-10		-90	255	10 155	70 180	60 25	-35	49.1 20.5	0.011 0.011	0.137 0.242	0.014 0.015
	NP-89-4		-90	230	25 155	80 185	55 30	-35	45.1 24.6	0.015 0.014	0.217 0.120	0.019 0.016
	NP-89-8		-90	230	40	85	45	-35	36.9	0.010	0.148	0.012
	NP-34		-90	245	60 135	120 220	60 85	-35	49.1 69.6	0.024 0.011	0.190 0.230	0.027 0.015
	NP-0514	70	-45	400	275 365	290 400	15 35	-35	14.8 34.5	0.010 0.021	0.126 0.231	0.012 0.025

Elevation	6300-6400
	Subtotals	NP-86-8	10	60	Tons	37468	Au opt	0.012	Ag opt	0.180	AuEq	0.015
		NP-88-10	10	70
		NP-89-4	25	80
Elevation	6200-6300	NP-86-8	10	60	Tons	19523	Au opt	0.012	Ag opt	0.180	AuEq	0.015
		NP-88-10	10	70
		NP-89-4	25	80
		NP-89-4	155	185	Tons	7323	Au opt	0.014	Ag opt	0.120	AuEq	0.016
		NP-89-8	40	85	Tons	21005	Au opt	0.010	Ag opt	0.148	AuEq	0.012
		NP-34	60	120	Tons	17308	Au opt	0.024	Ag opt	0.190	AuEq	0.027
		NP-86-8	145	190	Tons	30939	Au opt	0.011	Ag opt	0.084	AuEq	0.013
	Subtotals				Tons	96098	Au opt	0.014	Ag opt	0.139	AuEq	0.016

Elevation	6100-6200	NP-86-8	145	190	Tons	15233	Au opt	0.010	Ag opt	0.272	AuEq	0.015
		NP-88-10	155	180
		NP-89-4	155	185	Tons	13292	Au opt	0.014	Ag opt	0.120	AuEq	0.016
		NP-34	135	220	Tons	42692	Au opt	0.011	Ag opt	0.230	AuEq	0.015
		NP-34	60	120	Tons	38902	Au opt	0.024	Ag opt	0.190	AuEq	0.027
	Subtotals				Tons	110120	Au opt	0.016	Ag opt	0.208	AuEq	0.019

Elevation	6000-6100	NP-34	135	220	Tons	24923	Au opt	0.011	Ag opt	0.230	AuEq	0.015
		NP-0514	275	290	Tons	16622	Au opt	0.010	Ag opt	0.126	AuEq	0.012
		NP-0514	365	400	Tons	28662	Au opt	0.021	Ag opt	0.231	AuEq	0.025
	Subtotals				Tons	70206	Au opt	0.015	Ag opt	0.206	AuEq	0.018

NP43 101 Appendix III.xls

Elevation	5900-6000
	Subtotals	NP-0514	365	400	Tons	50954	Au opt	0.021	Ag opt	0.231	AuEq	0.025

1200N Totals/Grade					Tons	364,845	Au opt	0.015	Ag opt	0.190	AuEq	0.019

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

1300N	NP-86-1		-90	195	100	150	50	-35	41.0	0.015	0.415	0.022
	NP-88-29		-90	210	20	190	170	-35	139.2	0.020	0.238	0.028
	NP-1	70	-70	40	26	40	14	-35	11.5	0.016	0.044	0.023
	NP-43		-90	325	55 260	215 300	160 40		131.1 32.8	0.012 0.010	0.330 0.220	0.017 0.014
	NP-89-12		-90	350	120 270 315	170 290 350	50 20 35	-35 -35	41.0 16.4 28.7	0.017 0.010 0.009	0.147 0.037 0.104	0.019 0.010 0.011

Elevation	6300-6400	NP-86-1	100	150	Tons	65600	Au opt	0.015	Ag opt	0.415	AuEq	0.022
		NP-88-29	20	190	Tons	53615	Au opt	0.020	Ag opt	0.238	AuEq	0.028
	Subtotals					119215	Au opt	0.017	Ag opt	0.335	AuEq	0.023

Elevation	6200-6300	NP-86-1	100	150	Tons	29015	Au opt	0.015	Ag opt	0.415	AuEq	0.022
		NP-88-29	20	190	Tons	161538	Au opt	0.020	Ag opt	0.238	AuEq	0.028
		NP-43	55	215	Tons	45600	Au opt	0.012	Ag opt	0.330	AuEq	0.017
	Subtotals				Tons	236154	Au opt	0.018	Ag opt	0.278	AuEq	0.025

Elevation	6100-6200	NP-88-29	20	190	Tons	67938	Au opt	0.020	Ag opt	0.238	AuEq	0.028
		NP-43	55	215	Tons	113846	Au opt	0.012	Ag opt	0.330	AuEq	0.017
		NP-89-12	120	170	Tons	28700	Au opt	0.017	Ag opt	0.147	AuEq	0.019
	Subtotals				Tons	210485	Au opt	0.015	Ag opt	0.275	AuEq	0.021

Elevation	6000-6100	NP-43	260	300	Tons	38603	Au opt	0.010	Ag opt	0.220	AuEq	0.014
		NP-89-12	120	170	Tons	40369	Au opt	0.017	Ag opt	0.147	AuEq	0.019
	Subtotals					78972	Au opt	0.014	Ag opt	0.183	AuEq	0.017

Elevation	5900-6000	NP-89-12	270	290	Tons	17662	Au opt	0.010	Ag opt	0.037	AuEq	0.01
		NP-89-12	315	350	Tons	26492	Au opt	0.009	Ag opt	0.104	AuEq	0.011
	Subtotals					44154	Au opt	0.009	Ag opt	0.077	AuEq	0.011

Elevation	5800-5900
	Subtotals	NP-89-12	315	350	Tons	20973	Au opt	0.009	Ag opt	0.104	AuEq	0.011

1300N Totals/Grade					Tons	709,953	Au opt	0.016	Ag opt	0.258	AuEq	0.020

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

1400N	NP-89-7	-90	275	25 250	100 275	75 25	-35	61.4 20.5	0.011 0.030	0.352 0.300	0.017 0.035
	NP-89-10	-90	320	85	95	10	-35	8.2	0.108	0.208	0.108
	NP-89-11	-90	340	80 185 280	130 240 300	50 55 20	-35	41.0 45.1 16.4	0.011 0.014 0.008	0.287 0.124 0.173	0.016 0.016 0.010
	NP-59	-90	325 300	130 200 270	185 230 325	55 30 55	-35 -35	45.1 24.6 45.1	0.033 0.010 0.015	0.274 3.750 0.078	0.038 0.073 0.016
	NP-20	-90	285	250	285	35	-35	28.7	0.010	0.186	0.014

Elevation	6300-6400
	Subtotals	NP-89-7	25	100	Tons	19365	Au opt	0.011	Ag opt	0.352	AuEq	0.017

Elevation	6200-6300	NP-89-7	25	100	Tons	71318	Au opt	0.011	Ag opt	0.352	AuEq	0.017
		NP-89-10	0	120	Tons	6277	Au opt	0.027	Ag opt	0.274	AuEq	0.032
		NP-89-11	80	130
	Subtotals				Tons	77595	Au opt	0.012	Ag opt	0.346	AuEq	0.018

Elevation	6100-6200	NP-89-7	250	275	Tons	11512	Au opt	0.030	Ag opt	0.300	AuEq	0.035
		NP-89-7	25	100	Tons	8000	Au opt	0.011	Ag opt	0.352	AuEq	0.017
		NP-89-10	0	120	Tons	15295	Au opt	0.027	Ag opt	0.274	AuEq	0.032
		NP-89-11	80	130
		NP-89-10	X	X	Tons	2954	Au opt	0.014	Ag opt	0.124	AuEq	0.016
		NP-89-11	185	240
		NP-59	130	185	Tons	6277	Au opt	0.033	Ag opt	0.274	AuEq	0.038
	Subtotals				Tons	44038	Au opt	0.025	Ag opt	0.285	AuEq	0.030

Elevation	6000-6100	NP-89-7	250	275	Tons	25546	Au opt	0.030	Ag opt	0.300	AuEq	0.035
		NP-89-10	X	X	Tons	14397	Au opt	0.014	Ag opt	0.124	AuEq	0.016
		NP-89-11	185	240
		NP-89-10	X	X	Tons	3091	Au opt	0.008	Ag opt	0.173	AuEq	0.010
		NP-89-11	280	300
		NP-59	130	185	Tons	28448	Au opt	0.033	Ag opt	0.274	AuEq	0.038
		NP-59	200	230	Tons	22708	Au opt	0.010	Ag opt	3.750	AuEq	0.073
	Subtotals				Tons	94190	Au opt	0.023	Ag opt	1.093	AuEq	0.041

NP43 101 Appendix III.xls

Elevation	5900-6000	NP-89-10	X	X	Tons	4289	Au opt	0.008	Ag opt	0.173	AuEq	0.010
		NP-89-11	280	300
		NP-59	300	310	Tons	46488	Au opt	0.015	Ag opt	0.078	AuEq	0.016
		NP-20	250	285	Tons	36206	Au opt	0.010	Ag opt	0.186	AuEq	0.014
	Subtotals				Tons	86983	Au opt	0.013	Ag opt	0.128	AuEq	0.015

Elevation	5800-5900
	Subtotals	NP-20	250	285	Tons	14350	Au opt	0.010	Ag opt	0.186	AuEq	0.014

1400N Totals/Grade					Tons	336,520	Au opt	0.017	Ag opt	0.484	AuEq	0.025

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

1500N	NP-89-5		-90	205	0 130	65 150	65 20	-35	53.2 16.4	0.012 0.011	0.123 0.243	0.012 0.015
	NP-89-7		-90	275	25 250	100 275	75 25	-35	61.4 20.5	0.011 0.030	0.352 0.300	0.017 0.035
	NP-0501	70	-45	240	40 155	115 185	75 30	-35	73.9 29.5	0.014 0.009	0.196 0.059	0.018 0.010
	NP-88-18		-90	205	0 160	135 200	135 40	-35 -35	126.9 37.6	0.017 0.009	0.281 0.071	0.022 0.011
	NP-60		-90	265	50 205	155 230	105 25	-35 -35	86.0 20.5	0.012 0.011	0.325 0.134	0.017 0.013
	NP-0523	70	-45	350	180	275	95	-35	93.6	0.014	0.147	0.016
	NP-0513	70	-45	320	170 265	205 320	35 55	-35	34.5 54.2	0.010 0.011	0.178 0.084	0.013 0.013

Elevation	6300-6400
	Subtotals	NP-89-5	0	65	Tons	20462	Au opt	0.012	Ag opt	0.123	AuEq	0.012

Elevation	6200-6300	NP-89-5	0	65	Tons	23262	Au opt	0.012	Ag opt	0.123	AuEq	0.012
		NP-89-5	130	150	Tons	7191	Au opt	0.011	Ag opt	0.243	AuEq	0.015

		NP-89-7	25	100	Tons	17948	Au opt	0.011	Ag opt	0.352	AuEq	0.017
		NP-0501	40	115	Tons	36831	Au opt	0.015	Ag opt	0.273	AuEq	0.019
		NP-88-18	0	135
		NP-60	50	155
	Subtotals				Tons	85231	Au opt	0.013	Ag opt	0.246	AuEq	0.016

Elevation	6100-6200	NP-89-5	130	150	Tons	3406	Au opt	0.011	Ag opt	0.243	AuEq	0.015
		NP-0501	155	185	Tons	10438	Au opt	0.009	Ag opt	0.059	AuEq	0.010
		NP-88-18	160	200	Tons	10154	Au opt	0.009	Ag opt	0.071	AuEq	0.011
		NP-0501	40	115	Tons	31985	Au opt	0.015	Ag opt	0.273	AuEq	0.019
		NP-88-18	0	135
		NP-60	50	155
		NP-0523	180	275	Tons	61200	Au opt	0.014	Ag opt	0.147	AuEq	0.016
		NP-0513	170	205	Tons	6431	Au opt	0.010	Ag opt	0.178	AuEq	0.013
	Subtotals				Tons	123614	Au opt	0.013	Ag opt	0.170	AuEq	0.016

NP43 101 Appendix III.xls

Elevation	6000-6100	NP-89-7	250	275	Tons	11038	Au opt	0.030	Ag opt	0.300	AuEq	0.035
		NP-0523	180	275	Tons	28646	Au opt	0.014	Ag opt	0.147	AuEq	0.016
		NP-60	205	230	Tons	6938	Au opt	0.011	Ag opt	0.134	AuEq	0.013
		NP-0513	170	205	Tons	47769	Au opt	0.010	Ag opt	0.178	AuEq	0.013
		NP-0513	265	320	Tons	33354	Au opt	0.011	Ag opt	0.084	AuEq	0.013
	Subtotals				Tons	127746	Au opt	0.013	Ag opt	0.155	AuEq	0.016

Elevation	5900-6000
	Subtotals	NP-0513	265	320	Tons	56285	Au opt	0.011	Ag opt	0.084	AuEq	0.013

1500N Totals/Grade					Tons	413,337	Au opt	0.013	Ag opt	0.167	AuEq	0.015

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

1600N	NP-88-31	-90	450	135 220 255	185 240 295	50 20 40	-35 -35	41.0 16.4 32.8	0.020 0.021 0.011	0.143 0.083 0.172	0.022 0.023 0.014
	NP-53	-90	265	65 90 180 225	75 140 205 265	10 50 25 40	-35 -35 -35	8.2 41.0 20.5 32.8	0.016 0.011 0.012 0.026	0.170 0.251 0.080 0.145	0.019 0.015 0.013 0.028

Elevation	6200-6300	NP-53	65	75	Tons	4731	Au opt	0.016	Ag opt	0.170	AuEq	0.019
		NP-53	90	140	Tons	15676	Au opt	0.021	Ag opt	0.083	AuEq	0.023
	Subtotals					20407	Au opt	0.020	Ag opt	0.103	AuEq	0.022

Elevation	6100-6200	NP-53	65	75	Tons	4731	Au opt	0.016	Ag opt	0.170	AuEq	0.019
		NP-53	90	140	Tons	47938	Au opt	0.021	Ag opt	0.083	AuEq	0.023
		NP-53	180	205	Tons	17662	Au opt	0.012	Ag opt	0.080	AuEq	0.013
		NP-53	225	265	Tons	6800	Au opt	0.026	Ag opt	0.145	AuEq	0.028
		NP-88-31	135	185	Tons	11508	Au opt	0.020	Ag opt	0.143	AuEq	0.022
	Subtotals				Tons	88638	Au opt	0.019	Ag opt	0.100	AuEq	0.021

Elevation	6000-6100	NP-53	180	205	Tons	15454	Au opt	0.012	Ag opt	0.080	AuEq	0.013
		NP-53	225	265	Tons	44911	Au opt	0.026	Ag opt	0.145	AuEq	0.028
		NP-88-31	135	185	Tons	46046	Au opt	0.020	Ag opt	0.143	AuEq	0.022
		NP-88-31	220	240	Tons	10597	Au opt	0.021	Ag opt	0.083	AuEq	0.023
	Subtotals				Tons	117008	Au opt	0.021	Ag opt	0.130	AuEq	0.023

Elevation	5900-6000	NP-88-31	135	185	Tons	8108	Au opt	0.020	Ag opt	0.143	AuEq	0.022
		NP-88-31	220	240	Tons	6055	Au opt	0.021	Ag opt	0.083	AuEq	0.023
		NP-88-31	255	295	Tons	51471	Au opt	0.011	Ag opt	0.172	AuEq	0.014
	Subtotals				Tons	65634	Au opt	0.013	Ag opt	0.160	AuEq	0.016

1600N Totals/Grade					Tons	291,687	Au opt	0.019	Ag opt	0.126	AuEq	0.021

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

1700N	NP-88-9		-90	140	5 95	60 120	55 25	-35	45.1 20.5	0.013 0.010	0.153 0.121	0.016 0.012
	NP-52		-90	225	0 155	120 210	120 55	-35	98.3 45.1	0.018 0.016	0.208 0.409	0.021 0.023
	NP-88-26	70	-70	260	50 160 230	130 215 245	80 55 15	-35	75.2 51.7 14.1	0.013 0.009 0.018	0.170 0.139 0.387	0.016 0.011 0.025
	NP-45		-90	265	60 150	110 180	50 30	-35	41.0 24.6	0.018 0.011	0.200 0.010	0.021 0.011
	NP-0521	70	-45	300	85	210	125	-35	123.1	0.016	0.247	0.020
	NP-49		-90	345	160 255 300	235 285 310	75 30 10	-35	61.4 24.6 8.2	0.011 0.011 0.015	0.199 0.122 0.245	0.014 0.013 0.019
	NP-3		-90	273	196	222	26	-35	21.3	0.020	0.139	0.023
	NP-0524	70	-45	350	155	290	135	-35	132.9	0.012	0.141	0.014
	NP-51		-90	350	280	350	70	-35	57.3	0.015	0.296	0.020

Elevation	6200-6300
		NP-88-9	5	60	Tons	36427	Au opt	0.013	Ag opt	0.053	AuEq	0.016
		NP-52	0	120	Tons	44308	Au opt	0.018	Ag opt	0.208	AuEq	0.021
	Subtotals				Tons	80735	Au opt	0.016	Ag opt	0.138	AuEq	0.019

Elevation	6100-6200	NP-88-9	95	120	Tons	20500	Au opt	0.010	Ag opt	0.121	AuEq	0.012
		NP-52	0	120	Tons	39385	Au opt	0.018	Ag opt	0.208	AuEq	0.021
		NP-52	155	210	Tons	13292	Au opt	0.016	Ag opt	0.409	AuEq	0.023
		NP-0521	85	210	Tons	91031	Au opt	0.015	Ag opt	0.215	AuEq	0.019
		NP-88-26	50	130
		NP-45	60	110
	Subtotals				Tons	164208	Au opt	0.015	Ag opt	0.217	AuEq	0.019
Elevation	6000-6100	NP-49	160	235	Tons	36368	Au opt	0.011	Ag opt	0.199	AuEq	0.014
		NP-3	196	222	Tons	8684	Au opt	0.020	Ag opt	0.139	AuEq	0.023
		NP-52	155	210	Tons	142308	Au opt	0.012	Ag opt	0.186	AuEq	0.015
		NP-45	150	180
		NP-88-26	160	245
		NP-0524	155	290
	Subtotals				Tons	187359	Au opt	0.012	Ag opt	0.187	AuEq	0.015

NP43 101 Appendix III.xls

Elevation	5900-6000	NP-49	255	285	Tons	24600	Au opt	0.011	Ag opt	0.122	AuEq	0.013
		NP-49	300	310	Tons	8957	Au opt	0.015	Ag opt	0.245	AuEq	0.019
		NP-51	280	350	Tons	30031	Au opt	0.015	Ag opt	0.296	AuEq	0.020
	Subtotals				Tons	63588	Au opt	0.013	Ag opt	0.222	AuEq	0.017

Elevation	5800-5900
	Subtotals	NP-51	280	350	Tons	47603	Au opt	0.018	Ag opt	0.064	AuEq	0.019

1700N Totals/Grade					Tons	543,492	Au opt	0.014	Ag opt	0.182	AuEq	0.017

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

1800N	NP-88-17		-90	190	10 100 145	80 125 190	70 25 45	-35	57.3 20.5 36.9	0.018 0.012 0.016	0.268 0.139 0.735	0.022 0.014 0.028
	NP-88-24	70	-70	380	160 320	195 340	35 20	-35	32.9 18.8	0.013 0.045	0.038	0.013 0.045
	NP-50		-90	245	55	230	175	-35	143.3	0.047	0.496	0.055
	NP-0525	70	-45	250	10 90	25 185	15 95	-35	14.8 93.6	0.010 0.037	0.091 0.205	0.012 0.041
	NP-88-25	70	-70	270	140	245	105	-35	103.4	0.048	0.141	0.051
	NP-61		-90	305	155 240	225 270	70 30	-35 -35	65.8 28.2	0.035 0.015	0.160 0.325	0.037 0.021
	NP-88-32	70	-70	360	240	270	30	-35	28.2	0.027	0.195	0.030
	NP-0526	70	-45	350	205 265	240 315	35 50	-35 -35	34.5 49.2	0.036 0.027	0.092 0.173	0.037 0.030
	NP-0522	70	-45	285	265	285	20	-35	19.7	0.010	0.004	0.010

Elevation	6200-6300
	Subtotals	NP-88-17	10	80	Tons	20615	Au opt	0.018	Ag opt	0.268	AuEq	0.022

Elevation	6100-6200	NP-88-17	10	80	Tons	24715	Au opt	0.018	Ag opt	0.268	AuEq	0.022
		NP-88-17	100	125	Tons	25388	Au opt	0.012	Ag opt	0.139	AuEq	0.014
		NP-88-17	145	190	Tons	19302	Au opt	0.016	Ag opt	0.735	AuEq	0.028
		NP-88-24	160	340	Tons	46662	Au opt	0.038	Ag opt	0.304	AuEq	0.043
		NP-50	55	230
		NP-0525	10	185
	Subtotals				Tons	116067	Au opt	0.025	Ag opt	0.332	AuEq	0.030

Elevation	6000-6100	NP-88-17	145	190	Tons	23275	Au opt	0.016	Ag opt	0.735	AuEq	0.028
		NP-88-24	160	340	Tons	46662	Au opt	0.038	Ag opt	0.304	AuEq	0.043
		NP-50	55	230
		NP-0525	10	185
		NP-88-25	140	245	Tons	65674	Au opt	0.036	Ag opt	0.163	AuEq	0.039
		NP-61	155	270
		NP-0526	205	315
	Subtotals				Tons	135611	Au opt	0.034	Ag opt	0.310	AuEq	0.039

NP43 101 Appendix III.xls

Elevation	5900-6000	NP-88-32	240	270	Tons	40348	Au opt	0.027	Ag opt	0.195	AuEq	0.030
		NP-0522	265	285	Tons	14548	Au opt	0.010	Ag opt	0.004	AuEq	0.010
	Subtotals					54895	Au opt	0.022	Ag opt	0.144	AuEq	0.025

1800N Totals/Grade					Tons	327,188	Au opt	0.028	Ag opt	0.287	AuEq	0.032

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

1900N	NP-89-14		-90	250	80	250	170	-35	139.2	0.020	0.213	0.024
	NP-88-34	70	-70	240	135	240	105	-35	98.7	0.038	0.179	0.041
	NP-88-33	70	-70	200	25 85	70 160	45 75	-35	42.3 70.5	0.021 0.034	0.425 0.122	0.028 0.036
	NP-88-8		-90	240	70 170	150 195	80 25	-35	65.5 20.5	0.078 0.012	0.343 0.147	0.084 0.015
	NP-88-19		-90	310	155	255	100	-35	81.9	0.012	0.223	0.016
	NP-88-7		-90	400	290	335	45	-35	36.9	0.008	0.215	0.011
	NP-19		-90	448	420	448	28	-35	22.9	0.015	0.326	0.020

Elevation	6100-6200	NP-88-33	25	70	Tons	17733	Au opt	0.021	Ag opt	0.425	AuEq	0.028
		NP-88-33	85	160	Tons	55858	Au opt	0.034	Ag opt	0.122	AuEq	0.036
		NP-89-14	80	250	Tons	23538	Au opt	0.037	Ag opt	0.225	AuEq	0.040
		NP-88-8	70	195
		NP-88-34	135	240
	Subtotals				Tons	97130	Au opt	0.032	Ag opt	0.202	AuEq	0.036

Elevation	6000-6100	NP-89-14	80	250	Tons	65723	Au opt	0.037	Ag opt	0.225	AuEq	0.040
		NP-88-8	70	195
		NP-88-34	135	240
		NP-88-33	85	160	Tons	72669	Au opt	0.034	Ag opt	0.122	AuEq	0.036
		NP-88-19	155	255	Tons	22154	Au opt	0.012	Ag opt	0.223	AuEq	0.016
	Subtotals				Tons	160546	Au opt	0.032	Ag opt	0.178	AuEq	0.035

Elevation	5900-6000	NP-89-14	80	250	Tons	16246	Au opt	0.037	Ag opt	0.225	AuEq	0.040
		NP-88-8	70	195
		NP-88-34	135	240
		NP-88-7	290	335	Tons	16463	Au opt	0.008	Ag opt	0.215	AuEq	0.011
		NP-88-19	155	255	Tons	27323	Au opt	0.012	Ag opt	0.223	AuEq	0.016
	Subtotals				Tons	60032	Au opt	0.018	Ag opt	0.221	AuEq	0.021

Elevation	5800-5900	NP-88-7	290	335	Tons	42293	Au opt	0.008	Ag opt	0.215	AuEq	0.011
		NP-19	420	448	Tons	7398	Au opt	0.015	Ag opt	0.326	AuEq	0.020
	Subtotals					49692	Au opt	0.009	Ag opt	0.232	AuEq	0.012

NP43 101 Appendix III.xls

Elevation	5700-5800
	Subtotals	NP-19	420	448	Tons	31003	Au opt	0.015	Ag opt	0.326	AuEq	0.020

Elevation	5700-5800
	Subtotals	NP-19	420	448	Tons	12859	Au opt	0.015	Ag opt	0.326	AuEq	0.020

1900N Totals/Grade					Tons	411,262	Au opt	0.025	Ag opt	0.212	AuEq	0.029

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

2000N	NP-37		-90	165	5 80	45 135	40 55	-35 -35	32.8 45.1	0.015 0.029	0.210 0.110	0.019 0.031
	NP-89-14		-90	250	80 230	205 250	125 20	-35	102.4 16.4	0.024 0.018	0.265 0.113	0.028 0.020
	NP-0509	70	-70	300	20 130	50 180	30 50	-35	28.2 47.0	0.009 0.017	0.181 0.184	0.012 0.020
	NP-38		-90	345	15 155	50 345	35 190	-35	28.7 155.6	0.008 0.016	0.220 0.180	0.012 0.019
	NP-89-13		-90	300	135	280	145	-35	118.8	0.019	0.312	0.024
	NP-0516	70	-45	500	315	470	155	-35	152.6	0.021	0.198	0.024
	NP-39		-90	465	315 375 440	350 415 465	35 40 25	-35	28.7 32.8 20.5	0.012 0.019 0.020	0.050 0.020 0.090	0.013 0.019 0.021

Elevation	6100-6200	NP-37	5	45	Tons	41284	Au opt	0.015	Ag opt	0.210	AuEq	0.019
		NP-37	80	135	Tons	9588	Au opt	0.029	Ag opt	0.110	AuEq	0.031
		NP-89-14	80	205	Tons	3000	Au opt	0.024	Ag opt	0.265	AuEq	0.028
		NP-38	15	50	Tons	18196	Au opt	0.008	Ag opt	0.201	AuEq	0.012
		NP-0509	20	50
	Subtotals				Tons	72068	Au opt	0.016	Ag opt	0.197	AuEq	0.019

Elevation	6000-6100	NP-37	80	135	Tons	14423	Au opt	0.029	Ag opt	0.110	AuEq	0.031
		NP-89-14	80	205	Tons	38665	Au opt	0.022	Ag opt	0.240	AuEq	0.025
		NP-0509	130	180
		NP-89-13	135	280	Tons	12923	Au opt	0.019	Ag opt	0.312	AuEq	0.024
		NP-38	155	345	Tons	18954	Au opt	0.017	Ag opt	0.237	AuEq	0.021
		Np-89-13	135	280
	Subtotals				Tons	84965	Au opt	0.022	Ag opt	0.228	AuEq	0.025

Elevation	5900-6000	NP-89-14	80	205	Tons	12923	Au opt	0.022	Ag opt	0.240	AuEq	0.025
		NP-0509	130	180
		NP-89-14	230	250	Tons	6308	Au opt	0.018	Ag opt	0.113	AuEq	0.020
		NP-0516	315	470	Tons	92308	Au opt	0.019	Ag opt	0.223	AuEq	0.022
		NP-89-13	135	280
		NP-38	155	345
	Subtotals				Tons	111538	Au opt	0.019	Ag opt	0.219	AuEq	0.023

NP43 101 Appendix III.xls

Elevation	5800-5900	NP-39	315	350	Tons	38635	Au opt	0.012	Ag opt	0.050	AuEq	0.013
		NP-39	375	415	Tons	21446	Au opt	0.019	Ag opt	0.020	AuEq	0.019
		NP-0516	315	470	Tons	133846	Au opt	0.019	Ag opt	0.223	AuEq	0.023
		NP-89-13	135	280
		NP-38	155	345
	Subtotals				Tons	193927	Au opt	0.018	Ag opt	0.166	AuEq	0.020

Elevation	5700-5800	NP-39	315	350	Tons	16558	Au opt	0.012	Ag opt	0.050	AuEq	0.013
		NP-39	375	415	Tons	47938	Au opt	0.019	Ag opt	0.020	AuEq	0.019
		NP-39	440	465	Tons	28779	Au opt	0.020	Ag opt	0.090	AuEq	0.021
	Subtotals				Tons	93275	Au opt	0.018	Ag opt	0.047	AuEq	0.019

Elevation	5600-5700
	Subtotals	NP-39	440	465	Tons	18923	Au opt	0.020	Ag opt	0.090	AuEq	0.021

2000N Totals/Grade					Tons	574,697	Au opt	0.018	Ag opt	0.167	AuEq	0.021

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

2100N	NP-9		-90	400	0 75	15 85	15 10	-35 -35	12.3 8.2	0.008 0.022	0.237 0.180	0.012 0.025
	NP-4	70	-45	303	47	80	33	-35	32.5	0.015	0.081	0.017
	NP-0505	70	-45	300	0 105 150 280	30 130 195 295	30 25 45 15	-35	29.5 24.6 44.3 14.8	0.008 0.012 0.020 0.046	0.092 0.057 0.159 1.353	0.010 0.013 0.022 0.068
	NP-88-35	70	-70	350	140 285	175 300	35 15	-35 -35	32.9 14.1	0.059 0.027	0.520 0.167	0.067 0.030
	NP-89-15		-90	325	10 155	20 260	10 105	-35	8.2 86.0	0.010 0.020	0.130 0.213	0.012 0.024
	NP-18		-90	400	15 250 375	45 365 400	30 115 25	-35 -35 -35	24.6 94.2 20.5	0.009 0.045 0.018	0.090 0.277 0.408	0.010 0.050 0.025

Elevation	6200-6300	NP-9	0	15	Tons	5298	Au opt	0.008	Ag opt	0.237	AuEq	0.012
		NP-4	47	80	Tons	9500	Au opt	0.015	Ag opt	0.081	AuEq	0.017
	Subtotals					14798	Au opt	0.012	Ag opt	0.137	AuEq	0.015

Elevation	6100-6200	NP-9	0	15	Tons	3832	Au opt	0.008	Ag opt	0.237	AuEq	0.031
		NP-9	75	85	Tons	9462	Au opt	0.022	Ag opt	0.180	AuEq	0.025
		NP-4	47	80	Tons	35250	Au opt	0.015	Ag opt	0.081	AuEq	0.017
		NP-0505	105	130	Tons	4335	Au opt	0.012	Ag opt	0.057	AuEq	0.013
		NP-89-15	10	20	Tons	6623	Au opt	0.010	Ag opt	0.130	AuEq	0.012
		NP-18	15	45	Tons	17598	Au opt	0.009	Ag opt	0.090	AuEq	0.010
	Subtotals				Tons	77100	Au opt	0.014	Ag opt	0.106	AuEq	0.016

Elevation	6000-6100	NP-0505	105	130	Tons	20815	Au opt	0.012	Ag opt	0.057	AuEq	0.013
		NP-0505	150	195	Tons	66450	Au opt	0.020	Ag opt	0.159	AuEq	0.022
		NP-89-15	155	260	Tons	54246	Au opt	0.020	Ag opt	0.213	AuEq	0.024
	Subtotals				Tons	141512	Au opt	0.019	Ag opt	0.165	AuEq	0.021

NP43 101 Appendix III.xls

Elevation	5900-6000	NP-0505	150	195	Tons	12608	Au opt	0.020	Ag opt	0.159	AuEq	0.022
		NP-0505	280	295	Tons	17077	Au opt	0.046	Ag opt	1.353	AuEq	0.068
		NP-89-15	155	260	Tons	83169	Au opt	0.020	Ag opt	0.213	AuEq	0.024
		NP-18	250	365	Tons	49274	Au opt	0.045	Ag opt	0.277	AuEq	0.050
	Subtotals				Tons	162128	Au opt	0.030	Ag opt	0.348	AuEq	0.036

Elevation	5800-5900	NP-18	250	365	Tons	95231	Au opt	0.045	Ag opt	0.277	AuEq	0.050
		NP-18	375	400	Tons	11038	Au opt	0.018	Ag opt	0.408	AuEq	0.025
	Subtotals					106269	Au opt	0.042	Ag opt	0.291	AuEq	0.047

Elevation	5700-5800
	Subtotals	NP-18	250	365	Tons	13462	Au opt	0.045	Ag opt	0.277	AuEq	0.050
		NP-18	375	400	Tons	23654	Au opt	0.018	Ag opt	0.408	AuEq	0.025
	Subtotals					37115	Au opt	0.028	Ag opt	0.360	AuEq	0.034

2100N Totals/Grade					Tons	538,923	Au opt	0.027	Ag opt	0.249	AuEq	0.031

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

2200N	NP-89-17		-90	175	115	125	10	-35	8.2	0.017	0.045	0.017
	NP-89-16	70	-70	220	90	145	55	-35	51.7	0.021	0.170	0.024
	NP-88-20		-90	320	145 265	250 285	105 20	-35	86.0 16.4	0.019 0.026	0.167 0.266	0.022 0.031
	NP-88-35	70	-70	350	140 285	175 300	35 15	-35	32.9 14.1	0.059 0.027	0.520 0.167	0.067 0.030
	DNE-2		-90	740	570	640	70	-35	57.3	0.017	0.268	0.021

Elevation	6000-6100	NP-89-17	115	125	Tons	5362	Au opt	0.017	Ag opt	0.045	AuEq	0.0178
		NP-89-16	90	145	Tons	24428	Au opt	0.021	Ag opt	0.170	AuEq	0.024
		NP-88-35	140	175	Tons	21258	Au opt	0.059	Ag opt	0.520	AuEq	0.067
	Subtotals				Tons	51048	Au opt	0.036	Ag opt	0.303	AuEq	0.041

Elevation	5900-6000	NP-88-20	145	250	Tons	82585	Au opt	0.019	Ag opt	0.167	AuEq	0.022
		NP-89-16	90	145	Tons	2615	Au opt	0.021	Ag opt	0.170	AuEq	0.024
		NP-88-35	285	300	Tons	2928	Au opt	0.059	Ag opt	0.167	AuEq	0.030
	Subtotals				Tons	88128	Au opt	0.020	Ag opt	0.167	AuEq	0.022

Elevation	5800-5900	NP-88-20	265	285	Tons	53615	Au opt	0.026	Ag opt	0.266	AuEq	0.031
		NP-88-35	285	300	Tons	8352	Au opt	0.059	Ag opt	0.167	AuEq	0.030
	Subtotals					61967	Au opt	0.030	Ag opt	0.253	AuEq	0.031

2200N Totals/Grade					Tons	201,143	Au opt	0.028	Ag opt	0.228	AuEq	0.030

DEEP RESOURCE

Elevation	5500-5600
	Subtotals	DNE-2	570	640	Tons	66115	Au opt	0.017	Ag opt	0.268	AuEq	0.021

Elevation	5400-5500
	Subtotals	DNE-2	570	640	Tons	66115	Au opt	0.017	Ag opt	0.268	AuEq	0.021

2200N Totals/Grade					Tons	132,231	Au opt	0.017	Ag opt	0.268	AuEq	0.021

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

2300N	NP-89-18	70	-60	240	190	200	10	-35	8.7	0.025	0.025	0.025
	NP-89-19		-90	240	125 165	155 200	30 35	-35	24.6 28.7	0.039 0.011	0.028 0.126	0.040 0.014
	NP-88-6		-90	300	130 180	140 255	10 75	-35	8.2 61.4	0.019 0.022	0.079 0.130	0.020 0.025

Elevation	6000-6100	NP-89-19	125	155	Tons	14949	Au opt	0.039	Ag opt	0.028	AuEq	0.040
		NP-88-6	130	140	Tons	4857	Au opt	0.019	Ag opt	0.079	AuEq	0.020
	Subtotals				Tons	19806	Au opt	0.034	Ag opt	0.041	AuEq	0.035

Elevation	5900-6000	NP-89-19	125	155	Tons	16999	Au opt	0.039	Ag opt	0.028	AuEq	0.040
		NP-89-18	190	200	Tons	3785	Au opt	0.025	Ag opt	0.025	AuEq	0.025
		NP-88-6	130	140	Tons	4015	Au opt	0.019	Ag opt	0.079	AuEq	0.020
		NP-88-6	180	255	Tons	65178	Au opt	0.022	Ag opt	0.130	AuEq	0.025
	Subtotals				Tons	89978	Au opt	0.025	Ag opt	0.104	AuEq	0.028

Elevation	5800-5900
	Subtotals	NP-88-6	180	255	Tons	45814	Au opt	0.022	Ag opt	0.130	AuEq	0.025

2300N Totals/Grade					Tons	155,598	Au opt	0.025	Ag opt	0.104	AuEq	0.028

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

2400N	NP-46	-90	265	145	250	105	-35	86.0	0.014	0.300	0.019

Calculations:

Elevation	6000-6100	Length x Thickness x Distance between Cross Sections / 13 cubic feet per ton

	Subtotals	NP-46	145	250	Tons	71446	Au opt	0.014	Ag opt	0.300	AuEq	0.019

Elevation	5900-6000

	Subtotals	NP-46	145	250	Tons	76953	Au opt	0.014	Ag opt	0.300	AuEq	0.019

Elevation	5800-5900

	Subtotals	NP-46	145	250	Tons	26385	Au opt	0.014	Ag opt	0.300	AuEq	0.019

2400N Totals/Grade					Tons	174,784	Au opt	0.014	Ag opt	0.300	AuEq	0.019

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

2500N	NP-17	-90	265	165 245	200 265	35 20	-35	28.7 16.4	0.016 0.010	0.070	0.016 0.011
	NP-56	-90	485	315 425	340 445	25 20	-35	20.5 16.4	0.020 0.025	0.046 0.148	0.021 0.027

Elevation	6000-6100
	Subtotals	NP-17	165	200	Tons	33115	Au opt	0.016	Ag opt		AuEq	0.016

Elevation	5900-6000	NP-17	165	200	Tons	15454	Au opt	0.016	Ag opt		AuEq	0.016
		NP-17	245	265	Tons	14382	Au opt	0.010	Ag opt	0.070	AuEq	0.011
	Subtotals				Tons	29835	Au opt	0.013	Ag opt	0.034	AuEq	0.014

Elevation	5800-5900	NP-17	245	265	Tons	3911	Au opt	0.010	Ag opt	0.070	AuEq	0.011
		NP-56	315	340	Tons	14192	Au opt	0.020	Ag opt	0.046	AuEq	0.021
	Subtotals					18103	Au opt	0.018	Ag opt	0.051	AuEq	0.019

Elevation	5700-5800	NP-56	315	340	Tons	20500	Au opt	0.020	Ag opt	0.046	AuEq	0.021
		NP-56	425	445	Tons	8831	Au opt	0.025	Ag opt	0.148	AuEq	0.027
	Subtotals					29331	Au opt	0.022	Ag opt	0.077	AuEq	0.023

Elevation	5700-5800
	Subtotals	NP-56	425	445	Tons	9462	Au opt	0.025	Ag opt	0.148	AuEq	0.027

2500N Totals/Grade					Tons	119,846	Au opt	0.018	Ag opt	0.047	AuEq	0.018

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

2600N	NP-16	-90	520			0	-35	0.0
	NP-89-20	-90				0	-35	0.0
	NP-92-7	-90	400	155 305	240 320	85 15	-35	69.6 12.3	0.018 0.025	0.064 0.560	0.019 0.035
	DNE-1	-90	975	775 830	790 945	15 115	-35	12.3 94.2	0.009 0.015	0.061 0.151	0.010 0.018

Elevation	6100-6200
	Subtotals	NP-92-7	155	240	Tons	11200	Au opt	0.018	Ag opt	0.064	AuEq	0.019

Elevation	6000-6100
	Subtotals	NP-92-7	155	240	Tons	69108	Au opt	0.018	Ag opt	0.064	AuEq	0.019

Elevation	5900-6000	NP-92-7	155	240	Tons	69923	Au opt	0.018	Ag opt	0.064	AuEq	0.019
		NP-92-7	305	320	Tons	4163	Au opt	0.025	Ag opt	0.560	AuEq	0.035
	Subtotals				Tons	74086	Au opt	0.018	Ag opt	0.092	AuEq	0.020

Elevation	5800-5900	NP-92-7	155	240	Tons	10385	Au opt	0.018	Ag opt	0.064	AuEq	0.019
		NP-92-7	305	320	Tons	10029	Au opt	0.025	Ag opt	0.560	AuEq	0.035
	Subtotals				Tons	20414	Au opt	0.021	Ag opt	0.308	AuEq	0.027

2600N Totals/Grade					Tons	174,808	Au opt	0.019	Ag opt	0.104	AuEq	0.020

DEEP RESOURCE

Elevation	5200-5300	DNE-1	775	790	Tons	40615	Au opt	0.009	Ag opt	0.061	AuEq	0.010
		DNE-1	830	945	Tons	14192	Au opt	0.015	Ag opt	0.151	AuEq	0.018
	Subtotals				Tons	54808	Au opt	0.011	Ag opt	0.084	AuEq	0.012

Elevation	5100-5200
	Subtotals	DNE-1	830	945	Tons	139846	Au opt	0.015	Ag opt	0.151	AuEq	0.018

Elevation	5000-5100
	Subtotals	DNE-1	830	945	Tons	70154	Au opt	0.015	Ag opt	0.151	AuEq	0.018

2600N Totals/Grade					Tons	264,808	Au opt	0.014	Ag opt	0.137	AuEq	0.017

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

2900N	NP-88-23	-90	350			0	-35	0.0
	NP-89-24	-90	380	160 320	195 340	35 20	-35	28.7 16.4	0.013 0.045	0.038	0.013 0.045
	NP-89-25	-90	440	215 385	225 405	10 20	-35	8.2 16.4	0.017 0.049	0.055 0.100	0.017 0.050

Elevation	6000-6100	Length x Thickness x Distance between Cross Sections / 13 cubic feet per ton

	Subtotals	NP-89-24	160	195	Tons	22960	Au opt	0.013	Ag opt		AuEq	0.013

Elevation	5900-6000	NP-89-24	160	195	Tons	12363	Au opt	0.013	Ag opt		AuEq	0.013
		NP-89-25	215	225	Tons	8263	Au opt	0.017	Ag opt	0.055	AuEq	0.017
	Subtotals				Tons	20626	Au opt	0.015	Ag opt	0.022	AuEq	0.015

Elevation	5800-5900	NP-89-24	320	340	Tons	17031	Au opt	0.045	Ag opt	0.038	AuEq	0.045
		NP-89-25	385	405	Tons	5046	Au opt	0.049	Ag opt	0.100	AuEq	0.050
	Subtotals				Tons	22077	Au opt	0.046	Ag opt	0.052	AuEq	0.046

Elevation	5700-5800
	Subtotals	NP-89-25	385	405	Tons	12077	Au opt	0.049	Ag opt	0.100	AuEq	0.050

2900N Totals/Grade					Tons	77,740	Au opt	0.028	Ag opt	0.036	AuEq	0.029

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

3000N	NP-0527	70	-45	400	295	315	20	-35	19.7	0.009	0.151	0.011
	NP-57		-90	385	300	335	35	-35	28.7	0.034	0.206	0.037
	NP-58		-90	365	355	365	10	-35	8.2	0.014	1.730	0.043

Elevation	5900-6000	Length x Thickness x Distance between Cross Sections / 13 cubic feet per ton
	Subtotals	NP-0527	295	315	Tons	25307	Au opt	0.009	Ag opt	0.151	AuEq	0.0112

Elevation	5800-5900	NP-57	300	335	Tons	32674	Au opt	0.034	Ag opt	0.206	AuEq	0.0369
		NP-58	355	365	Tons	4542	Au opt	0.014	Ag opt	1.730	AuEq	0.043
	Subtotals					37215	Au opt	0.032	Ag opt	0.392	AuEq	0.038

Elevation	5700-5800
	Subtotals	NP-58	355	365	Tons	4100	Au opt	0.014	Ag opt	1.730	AuEq	0.043

3000N Totals/Grade						66,622	Au opt	0.022	Ag opt	0.383	AuEq	0.028

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

3100N	NP-89-23	-90	320	60 225	75 245	15 20	-35	12.3 16.4	0.009 0.032	0.063 0.365	0.010 0.038
	NP-89-26	-90	350	280	305	25	-35	20.5	0.039	0.096	0.040

Length x Thickness x Distance between Cross Sections / 13 cubic feet per ton

Elevation	6100-6200
	Subtotals	NP-89-23	60	75	Tons	6150	Au opt	0.009	Ag opt	0.063	AuEq	0.0101

Elevation	6000-6100
	Subtotals	NP-89-23	60	75	Tons	7569	Au opt	0.009	Ag opt	0.063	AuEq	0.0101

Elevation	5900-6000
	Subtotals	NP-89-23	225	245	Tons	9908	Au opt	0.032	Ag opt	0.365	AuEq	0.038

Elevation	5800-5900	NP-89-23	225	245	Tons	3385	Au opt	0.032	Ag opt	0.365	AuEq	0.038
		NP-89-26	280	305	Tons	28542	Au opt	0.039	Ag opt	0.096	AuEq	0.040
	Subtotals					31927	Au opt	0.038	Ag opt	0.125	AuEq	0.040

Elevation	5700-5800
	Subtotals	NP-89-26	280	305	Tons	7727	Au opt	0.039	Ag opt	0.096	AuEq	0.040

3100N Totals/Grade						63,281	Au opt	0.031	Ag opt	0.145	AuEq	0.033

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

3200N	NP-0528	70	-45	440	310 380	355 390	45 10	-35	44.3 9.8	0.061 0.013	0.140 0.032	0.064 0.014
	NP-89-22		-90	455	200	345	145	-35	118.8	0.042	0.090	0.044
	NP-89-27		-90	350	210	300	90	-35	73.7	0.033	0.057	0.034

		Length x Thickness x Distance between Cross Sections / 13 cubic feet per ton
Elevation	5900-6000	NP-89-22	200	345	Tons	64615	Au opt	0.042	Ag opt	0.090	AuEq	0.044
		NP-89-22	200	345	Tons	10985	Au opt	0.047	Ag opt	0.103	AuEq	0.049
		NP-0528	310	355
	Subtotals				Tons	75600	Au opt	0.043	Ag opt	0.092	AuEq	0.045

Elevation	5800-5900	NP-89-22	200	345	Tons	15200	Au opt	0.042	Ag opt	0.090	AuEq	0.044
		NP-89-22	200	345	Tons	12800	Au opt	0.047	Ag opt	0.103	AuEq	0.049
		NP-0528	310	355
		NP-O528	310	355	Tons	11692	Au opt	0.061	Ag opt	0.140	AuEq	0.064
		NP-89-27	210	300	Tons	89496	Au opt	0.033	Ag opt	0.057	AuEq	0.034
	Subtotals				Tons	129188	Au opt	0.038	Ag opt	0.073	AuEq	0.039

Elevation	5700-5800
	Subtotals	NP-89-27	210	300	Tons	15385	Au opt	0.033	Ag opt	0.057	AuEq	0.034

3200N Totals/Grade						220,173	Au opt	0.039	Ag opt	0.078	AuEq	0.041

NP43 101 Appendix III.xls

                                                                                                3300N TONNAGE & GRADE

	Elevation
CROSS			3400N	3300N	3200N
SECTION
	6200	Tonnage	13,250	3,313	0
		Au opt	0.027	0.027
		Ag opt	0.087	0.087
		EqAu opt	0.029	0.029
	6100	Tonnage	77,658	38,829	0
		Au opt	0.027	0.027
		Ag opt	0.087	0.087
		EqAu opt	0.029	0.029
	6000	Tonnage	95,491	85,546	75,600
		Au opt	0.036	0.039	0.043
		Ag opt	0.070	0.080	0.092
		EqAu opt	0.038	0.041	0.045
	5900	Tonnage	79,176	104,182	129,188
		Au opt	0.031	0.035	0.038
		Ag opt	0.047	0.063	0.073
		EqAu opt	0.032	0.037	0.039
	5800	Tonnage	40,290	23,991	15,385
		Au opt	0.036	0.035	0.033
		Ag opt	0.043	0.047	0.057
		EqAu opt	0.036	0.035	0.034

TOTAL TONNAGE/GRADE	Tonnage	255,861
	Au opt	0.035
	Ag opt	0.071
	EqAu opt	0.037

Cross Section 3300N represents an interpolated tonnage of CS 32 & 34 with a weighted average grade based on tonnage.
There were no drill hole intercepts for the section.

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

3400N	NP-89-28		-90	335	215 280	250 315	35 35	-35	28.7	0.028 0.043	0.026 0.060	0.028 0.044
									28.7
	NP-89-29		-90	300	160	250	90	-35	73.7	0.020	0.057	0.021
	NP-89-30		-90	220	140	160	20	-35	16.4	0.094	0.075	0.095
	NP-0503	70	-45	200	110	185	75	-35	73.9	0.027	0.087	0.029

		Length x Thickness x Distance between Cross Sections / 13 cubic feet per ton
Elevation	6100-6200
	Subtotals	NP-0503	110	185	Tons	13250	Au opt	0.027	Ag opt	0.087	AuEq	0.029

Elevation	6000-6100
	Subtotals	NP-0503	110	185	Tons	77658	Au opt	0.027	Ag opt	0.087	AuEq	0.029

Elevation	5900-6000	NP-0503	110	185	Tons	31154	Au opt	0.027	Ag opt	0.087	AuEq	0.029
		NP-89-30	140	160	Tons	7885	Au opt	0.094	Ag opt	0.075	AuEq	0.095
		NP-89-30	140	160	Tons	56453	Au opt	0.033	Ag opt	0.060	AuEq	0.034
		NP-89-29	160	250
	Subtotals				Tons	95491	Au opt	0.036	Ag opt	0.070	AuEq	0.038

Elevation	5800-5900	NP-89-29	160	250	Tons	23101	Au opt	0.020	Ag opt	0.057	AuEq	0.021
		NP-89-28	215	250	Tons	56075	Au opt	0.036	Ag opt	0.043	AuEq	0.036
			280	315
	Subtotals				Tons	79176	Au opt	0.031	Ag opt	0.047	AuEq	0.032

Elevation	5700-5800
	Subtotals	NP-89-28	215	250	Tons	40290	Au opt	0.036	Ag opt	0.043	AuEq	0.036
			280	315

3400N Totals/Grade						305,865	Au opt	0.032	Ag opt	0.066	AuEq	0.033

NP43 101 Appendix III.xls

CROSS	DRILL			TOTAL	INTERCEPTS		MEASURED	APPARENT	TRUE	Au	Ag	AuEq
SECTION	HOLE	BEARING	INCLINE	DEPTH	TOP	BOTTOM	THICKNESS	DIP	THICKNESS	opt	opt	opt

3500N	NP-0502	70	-45	280	70 170 265	125 180 275	55 10 10	-35	54.2	0.015 0.014 0.014	0.05 0.22 0.00	0.016 0.017 0.014
									9.8
									9.8
	NP-15		-90	280	190	280	90	-35	73.7	0.024	0.12	0.026
	NP-47		-90	405	40 275 355	75 320 370	35 45 15	-35	28.7	0.015 0.012 0.019	0.04 0.04 0.11	0.015 0.013 0.021
									36.9
									12.3
	NP-48		-90	245	140	165	25	-35	20.5	0.040	0.02	0.040

			Length x Thickness x Distance between Cross Sections / 13 cubic feet per ton
Elevation	6000-6100	Equal	NP-0502	70	125	Tons	51015	Au opt	0.015	Ag opt	0.0492	AuEq	0.0157
		Influence	NP-47	40	75
			NP-48	140	165	Tons	13010	Au opt	0.040	Ag opt	0.0216	AuEq	0.0402
	Subtotals					Tons	64025	Au opt	0.020	Ag opt	0.044	AuEq	0.021

Elevation	5900-6000	Equal	NP-0502	70	125	Tons	37464	Au opt	0.015	Ag opt	0.0492	AuEq	0.0157
		Influence	NP-47	40	75
			NP-0502	170	180	Tons	9423	Au opt	0.014	Ag opt	0.2160	AuEq	0.0170
			NP-48	140	165	Tons	55614	Au opt	0.0275	Ag opt	0.0963	AuEq	0.0290
			NP-15	190	280
	Subtotals					Tons	102502	Au opt	0.022	Ag opt	0.090	AuEq	0.023

Elevation	5800-5900
	Subtotals		NP-48	140	165	Tons	43050	Au opt	0.0220	Ag opt	0.0334	AuEq	0.0225
			NP-47	275	320

Elevation	5700-5800		NP-47	275	320	Tons	38319	Au opt	0.0120	Ag opt	0.0400	AuEq	0.0127
			NP-47	355	370	Tons	7096	Au opt	0.0190	Ag opt	0.1100	AuEq	0.0212
	Subtotals					Tons	45415		0.013		0.051		0.014

3500N Totals/Grade							254,992	Au opt	0.020	Ag opt	0.062	AuEq	0.021

NI 43-101 TECHNICAL REPORT ON NEW PASS PROPERTY –
April 2006

APPENDIX IV

LONGITUDINAL CROSS SECTION SUMMARY OF RESOURCE

NEW PASS RESOURCE TONNAGE & GRADE

	Northerly	3600	3500	3400	3300	3200	3100
Elevation
6500	Tonnage
	Au opt
	Ag opt
	EqAu opt
6400	Tonnage
	Au opt
	Ag opt
	EqAu opt
6300	Tonnage
	Au opt
	Ag opt
	EqAu opt
6200	Tonnage			13,250	6,625	1,538	6,150
	Au opt			0.027	0.027	0.009	0.009
	Ag opt			0.087	0.087	0.063	0.063
	EqAu opt			0.029	0.029	0.010	0.010
6100	Tonnage	32,013	64,025	77,658	38,829	1,892	7,569
	Au opt	0.020	0.020	0.027	0.027	0.009	0.009
	Ag opt	0.044	0.044	0.087	0.087	0.063	0.063
	EqAu opt	0.021	0.021	0.029	0.029	0.010	0.010
6000	Tonnage	51,251	102,502	95,491	85,546	75,600	9,908
	Au opt	0.022	0.022	0.036	0.039	0.043	0.032
	Ag opt	0.090	0.090	0.070	0.080	0.092	0.365
	EqAu opt	0.023	0.023	0.038	0.041	0.045	0.038
5900	Tonnage	21,525	43,050	79,176	104,182	129,188	31,927
	Au opt	0.022	0.022	0.031	0.035	0.038	0.038
	Ag opt	0.033	0.033	0.047	0.063	0.073	0.125
	EqAu opt	0.023	0.023	0.032	0.037	0.039	0.040
5800	Tonnage	22,708	45,415	40,290	27,838	15,385	7,727
	Au opt	0.013	0.013	0.036	0.035	0.033	0.039
	Ag opt	0.051	0.051	0.043	0.047	0.057	0.096
	EqAu opt	0.014	0.014	0.036	0.035	0.034	0.040
5700	Tonnage
	Au opt
	Ag opt		****	No drill hole data - resource calculated from adjacent sections
	EqAu opt		xx	Deep resource

		****			****
TOTALS	Tonnage	127,496	254,992	305,865	263,019	223,603	63,281
	Au opt	0.020	0.020	0.032	0.035	0.039	0.031
	Ag opt	0.062	0.062	0.066	0.071	0.078	0.146
	EqAu opt	0.021	0.021	0.033	0.036	0.040	0.033

	Northerly	3000	2900	2800	2700	2600	2500
Elevation
6500	Tonnage
	Au opt
	Ag opt
	EqAu opt
6400	Tonnage
	Au opt
	Ag opt
	EqAu opt
6300	Tonnage
	Au opt
	Ag opt
	EqAu opt
6200	Tonnage					11,200
	Au opt					0.018
	Ag opt					0.064
	EqAu opt					0.019
6100	Tonnage	7,632	22,960	5,740	34,554	69,108	33,115
	Au opt	0.01	0.013	0.013	0.018	0.018	0.016
	Ag opt	0.02			0.064	0.064
	EqAu opt	0.01	0.013	0.013	0.019	0.019	0.016
6000	Tonnage	25,307	20,626	5,157	37,043	74,086	29,835
	Au opt	0.009	0.015	0.015	0.018	0.018	0.013
	Ag opt	0.151	0.022	0.022	0.092	0.092	0.034
	EqAu opt	0.011	0.015	0.015	0.020	0.020	0.014
5900	Tonnage	37,215	22,077	5,519	5,104	20,414	18,103
	Au opt	0.032	0.046	0.046	0.021	0.021	0.018
	Ag opt	0.392	0.052	0.052	0.308	0.308	0.051
	EqAu opt	0.038	0.046	0.046	0.027	0.027	0.019
5800	Tonnage	4,100	12,077	3,019		14,666	29,331
	Au opt	0.014	0.049	0.049		0.02	0.022
	Ag opt	1.730	0.100	0.100		0.08	0.077
	EqAu opt	0.043	0.050	0.050		0.02	0.023
5700	Tonnage					2,366	9,462
	Au opt					0.03	0.025
	Ag opt					0.15	0.148
	EqAu opt					0.03	0.027

				****	****	xx
TOTALS	Tonnage	74,254	77,740	19,435	76,701	191,839	119,846
	Au opt	0.021	0.028	0.028	0.018	0.019	0.018
	Ag opt	0.345	0.036	0.036	0.094	0.103	0.047
	EqAu opt	0.027	0.029	0.029	0.020	0.020	0.019

	Northerly	2400	2300	2200	2100	2000	1900
Elevation
6500	Tonnage
	Au opt
	Ag opt
	EqAu opt
6400	Tonnage
	Au opt
	Ag opt
	EqAu opt
6300	Tonnage				14,798
	Au opt				0.012
	Ag opt				0.137
	EqAu opt				0.015
6200	Tonnage				77,100	72,068	97,130
	Au opt				0.014	0.016	0.032
	Ag opt				0.106	0.197	0.202
	EqAu opt				0.016	0.019	0.036
6100	Tonnage	71,446	19,806	51,048	141,512	84,965	160,546
	Au opt	0.014	0.034	0.036	0.019	0.022	0.032
	Ag opt	0.300	0.041	0.303	0.165	0.228	0.178
	EqAu opt	0.019	0.035	0.041	0.021	0.025	0.035
6000	Tonnage	76,953	89,978	88,128	162,128	111,538	60,032
	Au opt	0.014	0.025	0.02	0.030	0.019	0.018
	Ag opt	0.300	0.104	0.167	0.348	0.219	0.221
	EqAu opt	0.019	0.028	0.022	0.036	0.023	0.021
5900	Tonnage	26,385	45,814	61,967	106,269	193,925	49,692
	Au opt	0.014	0.022	0.03	0.042	0.018	0.009
	Ag opt	0.300	0.13	0.253	0.291	0.166	0.232
	EqAu opt	0.019	0.025	0.031	0.047	0.020	0.012
5800	Tonnage	14,666		18,558	37,115	93,275	31,003
	Au opt	0.02		0.03	0.028	0.018	0.015
	Ag opt	0.08		0.36	0.360	0.047	0.326
	EqAu opt	0.02		0.03	0.034	0.019	0.02
5700	Tonnage	2,366			4,731	18,923	12,859
	Au opt	0.03			0.02	0.020	0.015
	Ag opt	0.15			0.09	0.090	0.326
	EqAu opt	0.03			0.02	0.021	0.02

				xx
TOTALS	Tonnage	191,815	155,598	219,701	543,653	574,694	411,262
	Au opt	0.015	0.025	0.027	0.026	0.019	0.025
	Ag opt	0.281	0.104	0.239	0.248	0.168	0.212
	EqAu opt	0.019	0.027	0.031	0.031	0.021	0.029

	Northerly	1800	1700	1600	1500	1400	1300
Elevation
6500	Tonnage
	Au opt
	Ag opt
	EqAu opt
6400	Tonnage				20,462	19,365	119,215
	Au opt				0.012	0.011	0.017
	Ag opt				0.123	0.352	0.335
	EqAu opt				0.012	0.017	0.023
6300	Tonnage	20,615	80,735	20,407	85,231	77,595	236,154
	Au opt	0.018	0.016	0.020	0.013	0.012	0.018
	Ag opt	0.268	0.138	0.103	0.246	0.346	0.278
	EqAu opt	0.022	0.019	0.022	0.016	0.018	0.025
6200	Tonnage	116,067	164,208	88,638	123,614	44,038	210,485
	Au opt	0.025	0.015	0.019	0.013	0.025	0.015
	Ag opt	0.332	0.217	0.10	0.170	0.285	0.275
	EqAu opt	0.030	0.019	0.021	0.016	0.030	0.021
6100	Tonnage	135,611	187,359	117,008	127,746	94,190	78,972
	Au opt	0.024	0.012	0.021	0.013	0.023	0.014
	Ag opt	0.207	0.187	0.130	0.155	1.093	0.183
	EqAu opt	0.027	0.015	0.023	0.016	0.041	0.017
6000	Tonnage	54,895	63,588	65,634	56,285	86,983	44,154
	Au opt	0.022	0.013	0.019	0.011	0.013	0.009
	Ag opt	0.144	0.222	0.126	0.084	0.128	0.077
	EqAu opt	0.025	0.017	0.021	0.013	0.015	0.011
5900	Tonnage	48,648	47,603	25,595	3,588	14,350	20,973
	Au opt	0.01	0.018	0.02	0.010	0.010	0.009
	Ag opt	0.15	0.064	0.07	0.186	0.186	0.104
	EqAu opt	0.02	0.019	0.02	0.014	0.014	0.011
5800	Tonnage	15,502
	Au opt	0.02
	Ag opt	0.33
	EqAu opt	0.02
5700	Tonnage	3,215		-
	Au opt	0.02
	Ag opt	0.33
	EqAu opt	0.02

TOTALS	Tonnage	394,552	543,493	317,282	416,926	336,521	709,953
	Au opt	0.022	0.014	0.020	0.013	0.017	0.016
	Ag opt	0.237	0.182	0.114	0.167	0.484	0.258
	EqAu opt	0.026	0.017	0.022	0.015	0.025	0.020

	Northerly	1200	1100	1000	900	800	700
Elevation
6500	Tonnage				68,882	30,806	27,892
	Au opt				0.015	0.010	0.01
	Ag opt				0.113	0.329	0.25
	EqAu opt				0.017	0.015	0.01
6400	Tonnage	37,468	14,400	29,100	99,941	162,482	105,730
	Au opt	0.012	0.021	0.017	0.020	0.015	0.024
	Ag opt	0.180	0.179	0.200	0.152	0.226	0.336
	EqAu opt	0.015	0.024	0.021	0.023	0.019	0.029
6300	Tonnage	96,098	147,982	146,877	152,862	152,792	127,769
	Au opt	0.015	0.032	0.029	0.032	0.023	0.022
	Ag opt	0.139	0.188	0.198	0.168	0.252	0.510
	EqAu opt	0.016	0.035	0.032	0.035	0.027	0.030
6200	Tonnage	110,120	187,000	85,108	90,218	171,082	133,726
	Au opt	0.016	0.019	0.044	0.039	0.040	0.016
	Ag opt	0.208	0.212	0.190	0.272	0.348	0.494
	EqAu opt	0.019	0.022	0.047	0.043	0.046	0.024
6100	Tonnage	70,206	82,031	84,023	141,769	126,105	160,351
	Au opt	0.015	0.011	0.028	0.028	0.052	0.036
	Ag opt	0.206	0.228	0.271	0.340	0.170	0.221
	EqAu opt	0.018	0.015	0.032	0.034	0.054	0.040
6000	Tonnage	50,954	39,481	28,008	125,943	130,343	134,742
	Au opt	0.021	0.02	0.028	0.026	0.03	0.033
	Ag opt	0.231	0.25	0.271	0.302	0.25	0.210
	EqAu opt	0.025	0.03	0.032	0.031	0.03	0.036
5900	Tonnage	5,243		40,909	81,818	54,132	26,446
	Au opt	0.009		0.02	0.017	0.02	0.014
	Ag opt	0.104		0.22	0.222	0.30	0.560
	EqAu opt	0.011		0.02	0.021	0.02	0.023
5800	Tonnage			4,494	17,977	4,494
	Au opt			0.008	0.008	0.008
	Ag opt			0.388	0.388	0.388
	EqAu opt			0.014	0.014	0.014
5700	Tonnage
	Au opt
	Ag opt
	EqAu opt

TOTALS	Tonnage	370,089	470,894	418,519	779,410	832,236	716,656
	Au opt	0.016	0.022	0.030	0.026	0.029	0.026
	Ag opt	0.189	0.209	0.220	0.237	0.262	0.352
	EqAu opt	0.019	0.026	0.033	0.030	0.034	0.032

	Northerly	600	500	400
Elevation
6500	Tonnage	24,978	5,077
	Au opt	0.012	0.010
	Ag opt	0.142	0.439
	EqAu opt	0.015	0.017
6400	Tonnage	77,519	45,785	8,995
	Au opt	0.013	0.010	0.011
	Ag opt	0.257	0.439	0.403
	EqAu opt	0.017	0.017	0.017
6300	Tonnage	90,568	51,542	84,153
	Au opt	0.025	0.011	0.013
	Ag opt	0.588	0.513	0.292
	EqAu opt	0.035	0.019	0.018
6200	Tonnage	102,185	84,272	44,138
	Au opt	0.020	0.020	0.018
	Ag opt	0.548	0.282	0.259
	EqAu opt	0.029	0.024	0.022
6100	Tonnage	90,277	112,380	33,350
	Au opt	0.014	0.021	0.029
	Ag opt	0.259	0.102	0.090
	EqAu opt	0.018	0.036	0.030
6000	Tonnage	129,477	44,249	52,477
	Au opt	0.022	0.011	0.016
	Ag opt	0.317	0.117	0.053
	EqAu opt	0.027	0.013	0.017
5900	Tonnage	79,631	41,569	7,015
	Au opt	0.040	0.04	0.016
	Ag opt	0.367	0.34	0.053
	EqAu opt	0.046	0.04	0.017
5800	Tonnage
	Au opt
	Ag opt
	EqAu opt
5700	Tonnage
	Au opt
	Ag opt
	EqAu opt

TOTALS	Tonnage	594,635	384,874	230,128	11,410,961
	Au opt	0.022	0.019	0.017	0.0226
	Ag opt	0.381	0.269	0.199	0.2214
	EqAu opt	0.028	0.023	0.020	0.0262